proven strategies producing results

2003 ANNUAL REPORT

PEOPLES
ENERGY

Business Description	2003 Highlights	Operating Income *(In Millions)*
Gas Distribution Two regulated utilities — Peoples Gas and North Shore Gas — purchase, store, distribute, transport and sell natural gas to approximately one million retail customers in Chicago and 54 communities in northeastern Illinois. System includes 6,000 miles of gas main, a storage facility in central Illinois, a pipeline to the facility, and interconnections with seven major interstate pipelines.	• Earned return on equity of 12.5 percent. • Reduced capital spending by 11.4 percent. • Added interconnection to new Guardian pipeline, which serves southeastern Wisconsin. • Gas supply hedging program saved customers $135 million.	 $183.2 $169.6 $174.4 01 4% 02 (12%) 03 4% Percent colder (warmer) than normal
Power Generation Power Generation develops, constructs, operates, and owns partnership interests in natural gas-fired electric generation facilities in northern Illinois and other high-demand markets. Two facilities have a total capacity of 1,750-megawatts with all output sold under long-term contracts.	• Increased operating income by $1.2 million. • Elwood Energy continued to operate at 99+ percent level of availability. • Southeast Chicago Energy Project completed first full year of operation. • 280-megawatt Valencia Project near Albuquerque, New Mexico received all major permits.	 $19.9 $10.1 $11.3 01 02 03
Midstream Services Using a company-owned natural gas storage facility, seven interstate pipeline connections and a propane-based peaking plant, Midstream Services provides natural gas storage and transportation into the Chicago market. It also provides asset management, structured services and other wholesale services to markets in the upper Midwest.	• Increased operating results by $0.7 million. • Significant growth in structured service business with Wisconsin local delivery companies. • Implemented new transaction management system to allow for the low-risk expansion of the wholesale marketing business.	 $18.0 $12.8 $13.5 01 02 03
Retail Energy Services Deregulated business provides value-added natural gas and electric services to more than 18,000 industrial, commercial and residential customers within Illinois.	• Increased operating income by $2.0 million. • New customers include the State of Illinois, The Shedd Aquarium, The Field Museum, Illinois State University and, under the preferred gas arrangement with the Illinois Energy Consortium, more than 280 Chicago Public Schools. • Maintained high customer retention rates.	 ($3.0) $1.5 $3.5 01 02 03
Oil and Gas Production Houston-based subsidiary acquires and develops onshore oil and gas properties with proven reserves and upside potential through drilling and production enhancement. It also operates a substantial portion of its properties, which are located primarily in Texas, Louisiana and the San Juan Basin in New Mexico.	• Increased operating income by $15.7 million. • Increased production by 33 percent. • Achieved 85 percent drilling success rate. • Replaced more than 280 percent of 2003 production with new reserves. • Added 73 billion cubic feet of gas equivalent (Bcfe) reserves, which at year-end totaled 181.5 Bcfe.	 $19.1 $16.1 $31.8 01 02 03

Financial Highlights

(Dollars in Millions, Except Earnings Per Share) For Fiscal Years Ended September 30,	2003	2002	Percent Change
Financial Data			
Revenues	$2,138.4	$1,482.5	44.2
Operating income	$ 209.5	$ 184.4	13.6
Net income	$ 103.9	$ 89.1	16.6
Basic earnings per share	$ 2.88	$ 2.51	14.7
Diluted earnings per share	$ 2.87	$ 2.51	14.3
Total assets at September 30	$2,928.5	$2,723.6	7.5
Fixed charges coverage ratio	4.40	3.62	21.5
Operating Data			
Gas Distribution deliveries *(billion cubic feet)*	248.3	224.6	10.6
Degree days as a percent of normal *(6,427)*	104%	88%	18.2
Degree days *(actual)*	6,684	5,639	18.5
Gas Distribution capital spending	$ 82.0	$ 92.6	(11.4)
Diversified businesses capital spending	$ 103.4	$ 108.0	(4.3)
Gas Distribution and Corporate employees at September 30	2,272	2,368	(4.1)
Diversified businesses employees at September 30	124	111	11.7
Oil and Gas proved reserves *(billion cubic feet equivalent)*	181.5	134.5	34.9
Average production *(million cubic feet of gas equivalent per day)*	70.7	53.0	33.4
Retail Energy Services gas and electric customers	18,455	11,388	62.1
Megawatt capacity	805	805	—
Total Debt/Total Debt Plus Equity			
Total debt *(including short-term)*	$ 952.3	$ 931.9	2.2
Total equity	$ 848.0	$ 806.3	5.2
Percentage of total debt to total debt plus equity	53%	54%	(1.9)
Common Stock Data			
Market price *(year-end closing)*	$ 41.38	$ 33.69	22.8
Price-earnings ratio	14.4	13.4	7.5
Dividend yield	5.1%	6.2%	(17.7)
Annualized dividend rate	$ 2.12	$ 2.08	1.9
Dividends declared as a percent of net income	74%	83%	(10.8)
Book value per share — year-end	$ 23.11	$ 22.74	1.6
Return on common equity — year-end	12.3%	11.0%	11.8
Average basic shares outstanding *(thousands)*	36,054	35,454	1.7
Average diluted shares outstanding *(thousands)*	36,193	35,492	2.0
Number of shareowners	20,988	21,688	(3.2)

Operating Income
(In Millions)


$154.8
$8.9
$163.5
$20.6
$183.2
$53.2
$169.6
$39.8
$174.4
$60.0
99
00
01
02
03

Gas Distribution | Diversified Businesses

Diluted Earnings Per Share


$2.52
$2.34
$2.74
$2.51
$2.87
99
00
01
02
03

to our shareholders

In 2003 our proven strategies once again produced solid results. Net income rose by nearly $15 million, to $103.9 million, or $2.87 per diluted share. Our return on year-end equity was 12.3 percent.

Our dividend, which was raised for the 19th time in the past 20 years, reached $2.12 per share on an annualized basis. The year-end market price of our stock was $41.38 per share, compared to $33.69 per share at the end of fiscal 2002. The total one year return on Peoples Energy stock was nearly 30 percent.

Our strong performance in 2003 is the product of the strategies we have been pursuing since 1998. In an industry that has seen many companies chase the strategy of the moment, we have consistently — and conservatively — pursued three basic objectives. First, we have worked to enhance and expand our core Gas Distribution business — two regulated utilities that serve one million customers in metropolitan Chicago. Second, we've developed a family of diversified energy businesses — Power Generation, Midstream Services, Retail Energy Services and Oil and Gas Production — that build on our strengths and allow us to capitalize on the changes sweeping our industry. Third, to assure reliable results across all of our businesses — regulated and diversified — we have worked successfully to manage risks.

This three-pronged strategy has worked. Over the past five years, our earnings per share have grown at an annual compound rate of 5 percent, and dividends have grown by 2 percent per year. We have made over $1 billion in capital and equity investments, and our return on year-end equity has averaged 11.4 percent. Including reinvestment of dividends, the total return from your Peoples Energy stock exceeded that of the S&P 500 and major utility indices.

Our Progress

In fiscal 2003 all of our businesses contributed to our improved results. Gas Distribution, our primary business, accounted for more than three-quarters of our operating earnings. Colder than normal weather substantially increased demand and more than offset cost pressures associated with pension accounting and higher gas costs. Our two utilities increased operating earnings by $4.8 million over 2002. We continued to invest to improve efficiency and assure reliable service.

Our diversified energy businesses contribute a substantial and growing share of total earnings. Operating income from these businesses rose 51 percent, to $60.0 million in fiscal 2003. Power Generation reported a $1.2 million increase in operating income, as its new Southeast

Thomas M. Patrick
Chairman, President and CEO



Chicago Energy Project completed its first full year of operation. Midstream Services posted a $0.7 million increase in operating earnings, a result of enhanced marketing and improved asset management. The Retail Energy business, which provides value-added gas and electric services, increased the number of customers it serves by 62 percent and boosted its operating income by $2.0 million. Our Oil and Gas Production business drilled or participated in the drilling of 46 wells — twice the number drilled in 2002 — with an 85 percent success rate. Higher production combined with higher commodity prices nearly doubled the unit's operating income, an increase of $15.7 million over fiscal 2002.

As Peoples Energy has grown, we have also strengthened our balance sheet. Capitalizing on historically low interest rates, we refinanced $265 million of debt. We also raised approximately $45 million in new common equity. Together, these actions lowered interest expenses by $7.0 million compared to fiscal 2002. Our debt ratio continued to improve, to 53 percent, compared to 54 percent in 2002 and 61 percent in 2001. Overall, our liquidity is excellent.

Meeting Today's Challenges

Over the past five years, we have been patient in executing our long-term strategies. But patient does not mean passive. We are actively addressing the challenges we face — first and foremost, the high price of natural gas, which averaged on the New York Mercantile Exchange more than $5.24/MMbtu in fiscal 2003, compared to $2.84/MMbtu in 2002.

While higher gas prices bring better results for our Oil and Gas business, they create challenges for the Distribution business: higher bills for customers and increased bad debt expense. We have tackled this issue in several ways. When purchasing gas, we use financial hedging strategies to help stabilize the net cost of gas. The use of natural gas storage, which enables us to balance purchases across the entire year, also contributes to stability. When prices rose rapidly in 2003, our hedging program saved customers an estimated $135 million.

We also have enhanced our public communications efforts. New programs explain that our utilities do not profit from high gas prices, inform customers about publicly funded energy assistance programs, and provide advice on reducing gas bills. At the same time, we are reducing bad debt expenses through newly enhanced credit and collection systems and processes.

Finally, we are working to shape a sound energy policy, working closely with the American Gas Association to promote needed energy legislation. The inability of Congress to implement simple measures to increase production and lower prices has added unnecessary economic burdens to the businesses and households that rely on natural gas for energy and heat.

The efforts our utilities are making to manage high prices reflect a long-term, corporate-wide commitment to controlling risk. Our weather insurance policy helps to cushion the impact of unseasonably warm temperatures on earnings. Long-term capacity contracts sold by the Power Generation business provide steady revenues

The long-term prospects at Peoples Energy are excellent. Our values are strong, our strategy is sound, and our core marketplace is economically healthy, diversified and resilient.

regardless of swings in power and fuel prices. Combining the acquisition of proven reserves with new drilling has enabled the Oil and Gas Production business to increase both its reserves and its average daily production. Hedging the sale of some of its production helps the unit to limit earnings risk.

Governance

Peoples Energy is fortunate to be guided by an active, skilled and knowledgeable board of directors that, with the exception of myself, is composed entirely of nonmanagement directors. In 2003, we added two new directors: John W. Higgins, a 30-year veteran of the real estate development industry, is chairman and CEO of the Chicago-based real estate development firm Higgins Development Partners, LLC. Michael E. Lavin joined our board after a 35-year career at the global accounting and consulting firm KPMG, where he was Midwest Area Managing Partner. Jack and Mike join a board that includes leaders in business, finance and academia, and we value their counsel and support.

In February, 2004, Lester H. McKeever will retire from our Board of Directors. Lester has been a strong contributor to our Board's deliberations as well as a valued advisor to me. We are grateful for his service and he will be missed.

Your company and its board of directors are committed to meeting not just the letter, but the spirit, of the Sarbanes-Oxley Act and other new corporate governance reforms. We have formalized and published safeguards that we already had practiced, including corporate governance guidelines. We also added new safeguards, such as an anonymous hotline for employees to report workplace misconduct. We recognize that to be a success, a public utility must hold the public's trust, as we have done for more than 150 years.

The Road Ahead

We also recognize that our performance is tied to the health of the Chicago area. We have long been active in the community, and in 2003 we continued to back that commitment with time and money. Energy assistance and education programs help customers heat their homes and conserve natural resources. We are an active partner with public and private schools. Our matching gift program helps employees support almost 1,000 cultural, educational and social service institutions. In both business operations and charitable endeavors, we are working to build the communities we serve — and our own future as well.

We are proud of our employees' efforts to help their neighbors, and we are proud of their dedication and commitment on the job as well. Few individuals have displayed more of either than James Hinchliff, our Senior Vice President and General Counsel, who retired in October after 31 years with our company. I deeply appreciate the insight and expertise Jim provided to Peoples Energy, its board, and to me personally. Jim's successor, Theodore R. Tetzlaff, has extensive experience in the energy industry and is managing partner of the Chicago office of the law firm McGuire Woods LLP, which we have retained as primary legal counsel.

Comparison of Five-Year Cumulative Total Return


$200
$151.34
$150
$100
$50
$0
Value of Investment
9/98
9/99
9/00
9/01
9/02
9/03
Fiscal Years
Peoples Energy Corporation
S&P 500 Index
S&P Utilities Index
Peer Group

Based on a $100 investment in Company common stock and each index on September 30, 1998, and that all dividends were reinvested.

Our strategies are designed to deliver a 5 percent long-term annual rate of growth. In fiscal 2004, however, performance will be affected by some near-term challenges. We expect a moderate decline in the Gas Distribution business results as temperatures return to normal and continued high gas prices dampen demand and increase the costs associated with collection activity. At the same time, pension accounting will continue to have a negative impact on results, as it has for many other companies in recent years. The good news is that pension expenses will likely moderate in future years assuming normal capital market conditions.

To meet these challenges, we will focus on reducing costs and working more efficiently. Our utilities will work to assure affordable prices for all of their customers by continuing their hedging programs. The continued application of new technology will help us increase productivity, while maintaining high standards of service.

Our other businesses will continue to grow and boost their returns. Midstream Services is expanding into adjacent markets and adding new services. Retail Energy Services is building its customer base while carefully managing costs and working to improve margins. Power Generation has three sites under development and expects to monetize the value of at least one site in 2004. Oil and Gas Production will continue to take a more active role, including diversifying operations into other regions as opportunities permit.

As we move ahead, we will continue to follow a conservative course. While we are interested in acquisitions that would expand or complement operations, our standards are high. We are looking for assets or businesses that fit well with current operations, have a proven record of performance and will benefit from our operating and management strengths.

The long-term prospects at Peoples Energy are excellent. Our values are strong, our strategy is sound and our core marketplace is economically healthy, diversified and resilient. Our Gas Distribution business earns attractive returns and generates strong cash flows. We've proven our ability to effectively control risks. We pay an attractive dividend that has steadily increased.

We will continue to make progress and to keep our commitments — to our customers, our investors and the communities we serve. We will provide reliable, high value and increasingly diversified services to a growing number of industrial, commercial and residential customers. We will reward investors with attractive returns and stable, consistent, long-term earnings growth. Our proven strategies will continue to produce results.

Tom Patrick

Thomas M. Patrick
Chairman, President and CEO
Peoples Energy

enhancing our core business







Gas distribution is our core business. Our two regulated utilities, Peoples Gas and North Shore Gas, serve one million customers. A 6,000-mile distribution system connects us to homes and businesses in the City of Chicago and 54 communities in Lake County — one of the largest and most diverse energy markets in the Midwest. The large, stable income and cash flow streams that the business generates support our dividend and provide for capital investment.

It is a valuable franchise, and our first objective is to keep the system safe, reliable and up-to-date. Over the past five years, we have invested more than $500 million — almost half of our total capital expenditures — in improving our distribution systems. A key investment was the installation of new Enterprise Resource Planning (ERP) software that automates and integrates many key business and financial processes, and helps improve decision making. Enhancements to our Web site have enabled customers to complete many basic transactions — and pay their bills — online.

Increased efficiency has resulted in higher productivity and lower costs. We have not sought a rate increase for our distribution charges since 1995. Over the past five years, we have reduced the size of the workforce by close to 20 percent, while continuing to deliver safe and responsive service. Now, with major new systems and programs in place, we can fine-tune our operations and further improve our efficiency.

In addition to controlling operating costs, we are working to reduce the costs of bad debt. Despite much higher gas prices and much colder weather, our fiscal 2003 bad debt expenses of $42.5 million were slightly below those of fiscal 2002. We have improved credit screening processes for new customers and have increased the use of commission-approved credit scoring. We are faster to send delinquent accounts to collection













Gas Distribution Operating Results
(In Millions)



$154.8
$163.5
$183.2
$169.6
$174.4
99
00
01
02
03

Our core business generates large, stable income and cash flow streams that fund our dividend, provide for capital investment and support a strong balance sheet. Greater efficiency and lower costs position us to expand on our success.

agencies, and we have begun to report late payers to credit reporting agencies, to give them a stronger incentive to bring their accounts up to date.

At the same time, we are doing more than ever to help customers maintain their gas service. Administered by the Salvation Army, our Share the Warmth program provides grants to more than 1,000 families to help them with their heating bills. Our outreach efforts encourage customers to prepare for the winter heating season before it begins, by enrolling in our budget payment plan, seeking financial assistance and weather-proofing their homes. New payment and service options make life easier for customers with options that eliminate check writing and make bills easier to manage year-round. New communications efforts aimed at alerting customers to higher gas prices help reduce price shock. We also have become much more active in marketing government assistance programs to low income customers who qualify for heating grants.

Expanded communication efforts and high standards of service have helped maintain high customer satisfaction ratings, even though prices rose by almost 60 percent during the year. We are committed to doing even more. Greater efficiency and lower costs position us to expand on our success. The demand for natural gas should grow along with the Chicago metro area. We are actively working to develop sound public policies to assure reliable, affordable supplies of natural gas for all of our customers. We are meeting our customers' needs. And we are preparing for the future.



A 6,000-mile distribution system connects us to homes and businesses in the City of Chicago and 54 communities in Lake County — one of the largest and most diverse energy markets in the Midwest.









building our diversified businesses



Our diversification strategy maximizes the value of our resources, helps control risks and adds to our growth. In 2003, the operating income from our nonregulated operations nearly doubled, to $60.0 million.

Regional Businesses

Your company's three regionally based businesses build directly on strengths in gas distribution. The Midstream Services business capitalizes on our position at the heart of the nation's gas transmission network, using our Gas Distribution company's hub to provide storage and transportation services in the Chicago market. Wholesale marketing efforts aimed at local delivery companies and power generators leverage our expertise in managing storage and pipeline capacity on the interstate pipelines that serve the upper Midwest. A propane-based peaking plant, located near Chicago, offers customers a reliable source of additional gas supplies during cold winter days and is fully subscribed for the upcoming season.

Our retail company, Peoples Energy Services, meets the demands of markets that continue to be shaped by deregulation, providing value-added gas and electric services to industrial, commercial and residential customers. Its products include many that are not available through traditional utilities, such as fixed-price contracts that enable users to lock in prices for an extended period. A strategy of working in partnership with consortiums and buying groups helped the business add a large number of new customers, including the State of Illinois and more than 280 Chicago Public Schools. A dedicated, 58-person team provides customer-focused service, accurate, timely billing and detailed market information.

Working in partnership with energy companies, our Power Generation business brings our strengths in gas delivery, project development, and fuel management to the development, ownership and operation of gas-fired electric power plants. The Elwood Energy facility is one of the largest gas-fired peaking plants in the U.S. The Southeast Chicago Energy Project completed its first full year of operation in 2003, with its fuel supplies managed by our Midstream Services business and all of its output already sold under a long-term contract.

Three potential new generating facilities are in the site development stage in the western U.S. Valencia Energy, a project located near







Diversified Businesses Operating Results

(In Millions)


$8.9
$20.6
$53.2
$39.8
$60.0
99
00
01
02
03

Three regionally based businesses build directly on our strengths in gas distribution. Our Oil and Gas Production business serves as an excellent hedge to our core Gas Distribution business.

Albuquerque, New Mexico, has received all necessary permits and negotiations are currently underway to secure a long-term power sales agreement. Two other development projects are on schedule to receive all permits in 2004. In the future, we will continue to apply our skills to the development of additional sites. We plan to monetize the value of the sites, while retaining an option to invest in an ownership interest should our conservative investment standards be met.

Oil and Gas Production

Peoples Energy Production (PEP) ranks among the top 70 holders of domestic natural gas reserves and serves as an excellent hedge to our core Gas Distribution business. Its successful lower-risk approach to doing business focuses on acquiring proven onshore reserves and increasing their value through drilling and production enhancement programs. As this approach has proven itself, we have expanded the business. In 2003, PEP drilled or participated in 46 wells, twice the number drilled in 2002. It had a success rate of 85 percent, adding approximately 33 billion cubic feet of gas equivalent (Bcfe) to our reserve base. Acquisitions added another 40 Bcfe to its proven reserves.

We will continue to build our Oil and Gas Production business, following strategies designed to mitigate risk. Capital investments will combine drilling and acquisitions to increase production and reserves. As opportunities permit, we also plan to diversify operations into other regions. As in all of our businesses, we will pursue value-adding growth by building on our experience and expertise, actively managing assets, and carefully managing risk.





Power Generation

Increased operating income by $1.2 million.

Elwood Energy earned close to 100 percent of potential performance bonuses.

Southeast Chicago Energy Project completed first full year of operation.





Midstream Services

Increased operating income by $0.7 million.

Grew substantially in Wisconsin market.

Implemented transaction management system for expansion of wholesale marketing.





Retail Energy Services

Increased operating income by $2.0 million.

Added a large number of new and high volume customers.

Achieved high customer retention rate.





Oil and Gas Production

Increased operating income by $15.7 million.

Increased production by 33 percent.

Achieved 85 percent drilling success rate.







maintaining our low-risk profile







Managing risk is central to our strategies. We are dedicated to running our business in a conservative, low-risk manner, and the commitment extends across all of our businesses.







Managing risk is central to our strategies. We are dedicated to running our business in a conservative, low-risk manner, and the commitment extends across all of our businesses.

In Gas Distribution, we are doing more than ever before to limit the risk associated with sudden spikes in gas prices. In addition to fixed-price hedging programs, we also have begun using collars on purchase contracts that will help control price increases, while allowing us, and our customers, to benefit from any price drops. Weather derivatives help temper the impact of unseasonably cold or warm weather on the price of gas.

We are just as conservative in the management of our regionally based businesses. The Midstream Services business, for example, has implemented a new transaction management system that will help it continue its growth, and manage risk. Retail Energy Services takes a deliberate approach to growth, concentrating on increasing profitable customers, not just gaining market share. The site development strategy applied by the Power Generation business dramatically reduces development risk by working in partnership with electric utilities and negotiating long-term contracts for the purchase of all of the power produced by its plants.

Our Oil and Gas Production business also is managed to mitigate risk. Limiting operations to proven or low-risk onshore opportunities improves our success, while hedging a portion of the oil and gas produced helps to limit earnings risk and provides a more stable revenue stream. Integrating the use of seismic and subsurface data, reservoir characteristics and production histories in making decisions about which wells to drill contributes to the outstanding 85 percent drilling success rate. Our commitment to operating, not simply investing in, new wells gives us increased control over the timing of the investments and costs.

As we continue to grow, we will continue to work to limit risk. Management reporting systems provide accurate, timely information on operations. Our acquisition process is guided by rigorous analyses — and carefully scrutinized by your board. The goal, as always, is to deliver stable, consistent, and steadily growing results.

financial section

Table of Contents

Results of Operations

Summary

Peoples Energy Corporation (the Company or Peoples Energy) recorded higher fiscal year 2003 results compared to the fiscal 2002 period. Key factors contributing to this improvement include strong growth in operating income from the Company's diversified energy businesses, a return to more normal weather in its Gas Distribution business, and lower interest expense. Fiscal 2003 net income was $103.9 million or $2.87 per diluted share, compared with $89.1 million or $2.51 per diluted share in fiscal 2002.

Fiscal 2002 net income decreased to $89.1 million or $2.51 per share, compared to $96.9 million or $2.74 per share in fiscal 2001. The decrease in fiscal year results was largely due to the negative impact of weather that was 16 percent warmer than fiscal 2001 and lower equity investment income, which together more than offset the benefits of lower operating costs in the Gas Distribution segment and lower interest expense. The Company's weather insurance policy offset approximately 25 percent of the negative impact of weather.

A summary of variations affecting net income between periods is presented below, followed by explanations of significant differences.

	Increase/(Decrease)	
(In Thousands)	Fiscal 2003 vs. Fiscal 2002	Fiscal 2002 vs. Fiscal 2001
Revenues	$655,860	$(787,684)
Operating Expenses:		
Cost of energy sold	546,866	(742,335)
Operation and maintenance	44,272	(3,578)
Depreciation, depletion and amortization	12,973	5,662
Taxes, other than income taxes	31,260	(56,891)
Gains on property sales	(1,926)	(2,541)
Total Operating Expenses	637,297	(794,601)
Equity investment income (loss)	6,541	(32,392)
Operating Income	25,104	(25,475)
Other income	(8,566)	(5,115)
Other expense	(4,188)	(2,025)
Interest expense	(6,998)	(15,612)
Income Before Income Taxes	27,724	(12,953)
Income tax expense	12,861	(5,051)
Income Before Cumulative Effect of Change in Accounting Principle	14,863	(7,902)
Cumulative effect of accounting change, net of tax	—	34
Net Income	$ 14,863	$ (7,868)

Revenues and cost of energy sold for fiscal 2003 increased as a direct result of higher commodity prices and increased volumes sold in the current fiscal year. Colder weather contributed to increased sales and related gas costs in the Gas Distribution, Retail Energy Services and Midstream Services segments. Revenues were also impacted by increased production in the Oil and Gas Production segment. Revenues and cost of energy sold for fiscal 2002 decreased due to lower gas prices and lower volumes sold primarily caused by warmer weather. Revenue comparisons were also impacted by a change in the reporting method of a Midstream Services investment.

Operation and maintenance expense for fiscal 2003 increased primarily due to lower pension credits ($21.7 million), increased utility environmental cost ($14.7 million) and increased operation expense in the Oil and Gas Production segment ($6.6 million). Environmental costs are recovered through the utilities' rate mechanism and a like amount is included in revenues, therefore these costs did not affect operating income. Fiscal 2002 operation and maintenance decreased slightly compared to fiscal 2001. The items causing these decreases were primarily lower labor, group insurance and outside services expenses. The fiscal 2003, 2002 and 2001 pension credits totaled $1.5 million, $23.2 million and $20.1 million, respectively.

Depreciation, depletion and amortization for fiscal 2003 and 2002 increased mainly as a result of increased production in the Oil and Gas Production segment.

Taxes, other than income taxes for fiscal 2003 increased due to higher revenues in the Gas Distribution segment, offset by an adjustment to the municipal and state utility tax accrual. Taxes, other than income taxes for fiscal 2002 decreased due primarily to lower revenues in the Gas Distribution segment.

Gains on property sales decreased in fiscal 2003 and 2002 as compared to the previous years. Only one property sale occurred in fiscal 2003 resulting in a gain. Fiscal 2002 results contained gains on two property sales. Prior to fiscal 2003, these amounts were reported as other income. Comparative years have been reclassified.

Equity investment income for fiscal 2003 increased primarily from income generated from a full year of activity at Southeast Chicago Energy Project, LLC (SCEP) and increased contributions from Elwood Energy LLC (Elwood)

Assets and Investments
(In Millions)


$1,481.3
$153.0
$1,505.0
$281.3
$1,529.3
$384.4
$1,547.9
$387.4
$1,557.3
$426.9
99
00
01
02
03

Gas Distribution | Diversified Businesses

and EnerVest Energy, L.P. (EnerVest). The decrease in equity investment income for fiscal 2002 from fiscal 2001 was caused by the effect of Elwood's bond financing on partnership results. Also contributing to the decrease was the change in the reporting method of a Midstream Services investment. Finally, lower results from EnerVest in fiscal 2002 also contributed to the reduction in equity investment income from fiscal 2001.

Other income, net of other expense for fiscal 2003 decreased mainly due to a reduction in interest income along with the effects of a prior year insurance settlement. Other income, net of other expense for fiscal 2002 was lower primarily due to a reduction in interest income, offset partially by the proceeds of a settlement of a suit brought by Peoples Gas and North Shore Gas against an insurer for the recovery of environmental costs.

Interest expense declined in both fiscal 2003 and 2002 due to lower interest rates and reduced average borrowings outstanding.

Income taxes for fiscal 2003 increased due primarily to higher pretax income along with the expiration on December 31, 2002, of Section 29 income tax credits related to the Oil and Gas Production segment. Income taxes for fiscal 2002 decreased due to lower pretax income.

A summary of operating income by segment, and variations between periods, is presented below.

	For Fiscal Years Ended September 30,			Increase/(Decrease)	
(In Thousands)	2003	2002	2001	Fiscal 2003 vs. Fiscal 2002	Fiscal 2002 vs. Fiscal 2001
Operating income:					
Gas Distribution	$174,382	$169,578	$183,168	$ 4,804	$(13,590)
Power Generation	11,256	10,065	19,946	1,191	(9,881)
Midstream Services	13,521	12,802	18,016	719	(5,214)
Retail Energy Services	3,499	1,549	(3,007)	1,950	4,556
Oil and Gas Production	31,852	16,142	19,130	15,710	(2,988)
Other	(133)	(777)	(880)	644	103
Corporate and Adjustments	(24,863)	(24,949)	(26,488)	86	1,539
Total operating income	$209,514	$184,410	$209,885	$25,104	$(25,475)

Gas Distribution Segment

The Company's core business is the distribution of natural gas. The Peoples Gas Light and Coke Company (Peoples Gas) and North Shore Gas Company (North Shore Gas) purchase, store, distribute, sell and transport natural gas to approximately one million customers through a 6,000-mile distribution system serving the City of Chicago, Illinois (Chicago) and 54 communities in northeastern Illinois. The customer base includes residential, commercial and industrial retail sales and transportation accounts, and provides a broad foundation that is not concentrated with any particular group of customers. Peoples Gas also owns a storage facility in central Illinois and a pipeline system that connects the storage facility and seven major interstate pipelines to Chicago.

Revenues of Peoples Gas and North Shore Gas are directly impacted by fluctuations in weather because both companies have a large number of heating customers. Fluctuations in weather have the potential to significantly impact year-to-year comparisons of operating income and cash flow. A common statistic used as an indicator of the affect of weather is Heating Degree Days (HDD). An HDD is a unit of measure used to represent each degree that the mean temperature for a 24-hour period is less than 65 degrees Fahrenheit.

Revenues of Peoples Gas and North Shore Gas are also affected by changes in the unit cost of the utilities' gas purchases and do not include the cost of gas supplies for customers who purchase gas directly from producers and marketers. In a normal gas price environment, the unit cost of gas does not have a significant direct effect on operating income because the utilities' tariffs provide for dollar-for-dollar recovery of gas costs. (See Note 1K of the Notes to Consolidated Financial Statements.) However, significant changes in gas costs can materially affect the reserve for uncollectible accounts, customer demand and working capital needs. (See Note 7 of the Notes to Consolidated Financial Statements.)

The following table summarizes revenue, deliveries and other statistics for the Gas Distribution segment.

Gas Distribution Statistics

(In Thousands)	For Fiscal Years Ended September 30,			Increase/(Decrease)	
Margin Data	2003	2002	2001	Fiscal 2003 vs. Fiscal 2002	Fiscal 2002 vs. Fiscal 2001
Gas Distribution revenues:					
Sales					
Residential	$1,155,927	$ 794,865	$1,439,364	$361,062	$(644,499)
Commercial	178,845	109,307	204,629	69,538	(95,322)
Industrial	31,462	19,385	39,621	12,077	(20,236)
Total sales	1,366,234	923,557	1,683,614	442,677	(760,057)
Transportation					
Residential	37,533	32,038	34,366	5,495	(2,328)
Commercial	50,820	46,051	48,357	4,769	(2,306)
Industrial	20,333	20,510	23,267	(177)	(2,757)
Contract pooling	21,460	11,496	24,982	9,964	(13,486)
Total transportation	130,146	110,095	130,972	20,051	(20,877)
Other Gas Distribution revenues	16,064	33,645	20,841	(17,581)	12,804
Total Gas Distribution revenues	1,512,444	1,067,297	1,835,427	445,147	(768,130)
Less: Gas costs	847,878	463,844	1,158,852	384,034	(695,008)
Gross margin	664,566	603,453	676,575	61,113	(73,122)
Less: Revenue taxes	136,939	112,187	167,110	24,752	(54,923)
Environmental costs recovered	21,338	6,620	6,606	14,718	14
Net margin[(1)]	$ 506,289	$ 484,646	$ 502,859	$ 21,643	$ (18,213)
Gas Distribution deliveries (MDth):					
Gas sales					
Residential	128,521	113,322	127,536	15,199	(14,214)
Commercial	21,555	17,345	19,350	4,210	(2,005)
Industrial	4,148	3,570	4,043	578	(473)
Total gas sales	154,224	134,237	150,929	19,987	(16,692)
Transportation					
Residential	23,969	21,605	24,186	2,364	(2,581)
Commercial	45,074	42,724	44,531	2,350	(1,807)
Industrial	24,989	26,047	29,569	(1,058)	(3,522)
Total transportation	94,032	90,376	98,286	3,656	(7,910)
Total Gas Distribution deliveries	248,256	224,613	249,215	23,643	(24,602)
Gross margin per Dth delivered	$ 2.68	$ 2.69	$ 2.71	$ (0.01)	$ (0.02)
Net margin per Dth delivered	$ 2.04	$ 2.16	$ 2.02	$ (0.12)	$ 0.14
Average cost per Dth of gas sold	$ 5.50	$ 3.46	$ 7.68	$ 2.04	$ (4.22)
Actual heating degree days	6,684	5,639	6,713	1,045	(1,074)
Normal heating degree days[(2)]	6,427	6,427	6,427		
Heating degree days as a percent of normal (actual/normal)	104	88	104		

(1) As used above, net margin is not a financial measure computed under generally accepted accounting principles (GAAP). Gross margin is the GAAP measure most closely related to net margin. Management believes net margin to be useful in understanding the Gas Distribution segment's operations because the utility subsidiaries are allowed, under their tariffs, to recover gas costs, revenue taxes and environmental costs from their customers on a dollar-for-dollar basis.

(2) Normal HDD are based on a 30-year average of monthly temperatures at Chicago's O'Hare Airport for the years 1970-1999.

The fluctuation in net margin per dekatherm delivered for fiscal 2003 versus fiscal 2002 reflects the variation in margin primarily caused by increased volumes delivered associated with colder weather. The utility's rate structure establishes a lower unit cost as volumes delivered to a customer increase. Other items affecting net margins include revenue tax accrual adjustments and a decrease in other Gas Distribution revenues primarily reflecting weather insurance accrued last year.

Fiscal 2003 revenues increased $445.1 million over fiscal 2002 resulting primarily from higher gas prices ($280.0 million), from increased deliveries due to weather that was almost 19 percent colder ($155.0 million) and higher revenue taxes. Operating income in fiscal 2003 increased $4.8 million compared with fiscal 2002 due mainly to the effects of weather ($29.6 million) and a reduction in the municipal and state utility tax accrual ($10.0 million), partially offset by previous year weather insurance revenue ($8.7 million). The revenue tax accrual adjustment resulted primarily from the effect of higher uncollectibles on the tax liabilities, which are paid based upon cash receipts. Lower pension credits ($21.7 million) and higher nonlabor operating expense partially reduced operating income.

Fiscal 2002 revenues decreased $768.1 million compared to fiscal 2001 due primarily to weather that was 16 percent warmer than fiscal 2001 and the lower gas costs partially offset by recoveries under the Company's weather insurance policy. Operating income decreased $13.6 million resulting from the net effect of the warmer weather ($24.7 million) offset by reduced labor costs ($3.8 million) and an increase in pension credits ($2.9 million).

The fiscal 2003, 2002 and 2001 pension credits totaled $2.5 million, $24.2 million and $21.3 million, respectively.

Peoples Gas and North Shore Gas accrue for estimated uncollectible accounts as revenues are recorded. The accrual rates are established based upon historical experience and projections of future charge-offs resulting from various factors, including the impacts of natural gas prices and weather. Each quarter, Peoples Gas and North Shore Gas update the projection of future charge-offs based upon the most current information available, and adjust the reserve for uncollectible accounts, if necessary. Based on this ongoing review, Peoples Gas recorded an additional $5.0 million provision in the third quarter, increasing the reserve for uncollectible accounts to $29.2 million at September 30, 2003. During fiscal 2002, Peoples Gas recorded an additional $17.0 million charge to increase the reserve for uncollectible accounts. (See Note 7 of the Notes to Consolidated Financial Statements.)

Power Generation Segment

The Power Generation segment, through Peoples Energy Resources Company, LLC (Peoples Energy Resources), is engaged in the development, construction, operation and ownership of electric generation facilities for sales to electric utilities and marketers. Currently, the Company has an ownership interest in two electric generation facilities. The Company and Dominion Energy, Inc. (Dominion) are equal investors in Elwood, which owns and operates a 1,400-megawatt peaking facility near Chicago. Power generated by Elwood is sold through long-term contracts with Exelon Generation Company, LLC (Exelon), Engage Energy America LLC (Engage) and Aquila, Inc. (Aquila). The Company has a 27 percent interest in SCEP, a partnership with Exelon, that owns and operates a 350-megawatt facility. The Power Generation segment is also developing three additional sites to partner with or sell to investors.

The Elwood partnership recognizes revenue consistent with the contractual requirements for generator unit availability under Elwood's power sales agreements (PSAs) with its customers. Peaker plants serve to provide power on peak days when power beyond normal base load requirements is needed, which in Chicago usually occurs during the summer. As a result, a premium is placed on power capacity availability during the summer months, and the Elwood PSAs have substantial penalties for units not being available for dispatch in these months only. The terms of the PSA are such that in economic substance Elwood's customers are purchasing the majority of the plant's power capacity during summer months, and revenue is recognized accordingly.

The SCEP partnership's PSA does not have substantial penalties for nonperformance in the summer months. Also, unlike Elwood, which has market-based rates under Federal Energy Regulatory Commission (FERC) regulations in its PSAs, SCEP's rates are cost-based rates under

Sources of Gas Supply
(Bcf)


245
240
249
225
248
99
00
01
02
03

Direct Purchases | Customer-Owned Gas

Degree Days


5,646
5,650
6,713
5,639
6,684
99
00
01
02
03

— Normal Weather = 6,427 beginning in fiscal year 2001 and 6,536 for all years prior

FERC regulations. A significant cost for an electric generating plant is depreciation of fixed plant and equipment. Therefore, revenue recognition is based on a monthly demand payment that is earned and paid throughout the year on a straight-line basis.

An important business purpose of this segment is to develop power generation sites. The Company has a business development staff working to find new investment opportunities either through the development of power sites or through partnering with others in the construction of power facilities. The costs of these activities are either expensed as incurred or are capitalized as specific site development assets, as appropriate. Included in deferred charges at September 30, 2003, was $7.1 million related to this activity.

Fiscal 2003 operating income increased $1.2 million due to a full year of equity investment income generated from SCEP, which began commercial operations in July 2002, and lower operating costs ($1.2 million) associated with new investment opportunities, partially offset by last year's site-development income.

Fiscal 2002 operating income decreased $9.9 million mainly due to the inclusion in fiscal 2002's results of interest expense associated with Elwood's bond financing. In fiscal 2001, the interim financing costs for this project were reflected as corporate interest expense. The inclusion of this cost reduced equity investment income from Elwood by $16.5 million. Fiscal 2001's results also benefited from a gain on the liquidation of financial hedges associated with Elwood's gas supply requirements ($4.0 million). Adjusting for the financing and hedge impacts, operating income increased significantly due to Elwood's first full year of operation with its expanded facilities, which became commercially operable in June 2001 ($5.9 million), and from the site-development income and start up of operations at SCEP, which began commercial operations in July 2002 ($5.6 million). These benefits were somewhat offset by higher development expenses related to the pursuit of new power projects.

Aquila's senior unsecured debt rating was downgraded to below investment grade by Moody's Investor Service (Moody's) in September 2002 and by Standard & Poor's Ratings Services (S&P) in November 2002. The Company is closely monitoring the creditworthiness of Aquila, one of three companies contracting with Elwood for plant capacity and output. (See Note 4 of the Notes to Consolidated Financial Statements.)

Midstream Services Segment

The Midstream Services segment is engaged in asset-based wholesale activities that provide services to marketers, utilities, pipelines and gas-fired power generation facilities in the upper Midwest. The segment's services are asset based by virtue of having the physical ability to deliver the gas. The phrase "asset based" is intended to differentiate Peoples Energy Resources' business from that of certain marketers in the wholesale natural gas business who enter into gas supply and storage contracts without any means of delivering the physical commodity, intending instead to always settle with counterparties on the delivery date through the payment of money without delivery of gas. In addition, Peoples Gas utilizes its storage and pipeline supply assets as a natural gas hub and Peoples Energy Resources owns a propane-based peaking plant and leases storage assets. Period-to-period comparisons can have large fluctuations caused by volatility in the energy markets.

Revenues for fiscal 2003 increased $113.8 million as compared to fiscal 2002. The Company is expanding its wholesale marketing and asset management activities. Such activities are now performed in a wholly owned subsidiary and therefore revenues and expenses have increased versus fiscal 2002 when such activities were performed by enovate L.L.C. (enovate), an equity investment for a portion of the year. Operating income increased $0.7 million due to wholesale marketing and asset management activities ($2.9 million), partially offset by income in the prior year associated with enovate ($1.9 million).

Revenues for fiscal 2002 increased $61.0 million over fiscal 2001. In previous periods, enovate results were reported as equity investment income. From late March 2002 and until the dissolution of enovate in September 2002, 100 percent of enovate's sales were recorded in revenues. Operating income decreased $5.2 million compared to fiscal 2001, due to a reduction in income from enovate ($8.2 million) which benefited from extraordinary market volatility in fiscal 2001 and from a decline in wholesale activities ($2.9 million). Partially offsetting these effects was an increase in operating income from hub activity ($5.3 million) which experienced a record year due primarily to strong seasonal pricing differentials.

The following table summarizes operating statistics for the Midstream Services segment.

For Fiscal Years Ended September 30,	2003	2002	2001
Wholesale volumes sold (MDth)	57,100	42,200	13,600
Hub volumes delivered (MDth)	19,501	24,551	19,679
Number of hub customers	28	31	31

Retail Energy Services Segment

Peoples Energy Services Corporation (Peoples Energy Services), which is the only substantial contributor to the Retail Energy Services segment, provides energy to industrial, commercial and residential customers regionally within Illinois. Residential customer choice for Illinois became available during the period of March through May 2002, for both gas and electricity.

During the third quarter of fiscal 2003, Peoples Energy Services entered into an agreement to become the natural gas provider for the State of Illinois. Under this agreement, Peoples Energy Services will provide nearly 3 Bcf of natural gas to the State of Illinois facilities in Chicago, representing an estimated five percent increase in total natural gas volumes for this segment.

Revenues for fiscal 2003 increased $83.3 million primarily due to increased deliveries associated with customer growth and colder weather, and higher natural gas commodity prices. Margins in the Retail Energy Services segment are dependent on various factors such as the regulatory environment, commodity pricing and competitive factors, making gross revenue statistics a less reliable indicator of results. Gross margin increased $2.3 million. Higher gas and electric margins and customer growth positively impacted operating results. Operating income increased $2.0 million, reflecting the benefits of the increased margins offset partially by increased operating expenses.

Revenues for fiscal 2002 decreased $88.7 million due to declining natural gas commodity prices. Operating income increased $4.6 million resulting from higher margin ($5.1 million), partially offset by a slight increase in operating expenses. Power deliveries were slightly up due to warmer summer weather while power prices remained constant, resulting in increased margin from sales contracts that include a price-swing-risk mitigation factor. Additionally, the prior year included short-term electric margin losses from fixed price sales backed by seasonally priced supply.

The following table summarizes operating statistics for Peoples Energy Services.

(In Thousands, Except Customers) For Fiscal Years Ended September 30,	2003	2002	2001
Gas sales sendout (Dth)	41,722	36,182	45,402
Number of gas customers	16,992	10,383	12,700
Electric sales sendout (Mwh)	924	854	751
Number of electric customers	1,463	1,005	1,080

Oil and Gas Production Segment
The Oil and Gas Production segment, through Peoples Energy Production Company (Peoples Energy Production), is active in the acquisition, development and production of oil and gas reserves in selected onshore basins in the United States through direct ownership in oil, gas and mineral leases. Peoples Energy Production's primary focus is on natural gas, with growth coming from low-to-moderate-risk drilling opportunities and acquisition of proved reserves with upside potential, which can be realized through drilling, production enhancements and reservoir optimization programs. Peoples Energy Production also has an equity investment in EnerVest ($20.7 million as of September 30, 2003), which develops and manages a portfolio of oil and gas producing properties. Results from the equity investment in EnerVest improved $2.6 million during fiscal 2003.

Certain producing properties owned by Peoples Energy Production qualified for income tax credits as defined in Section 29 of the Internal Revenue Code of 1986. These credits expired on December 31, 2002. The amount recorded to income for the fiscal years ended September 30, 2003, 2002 and 2001 was $1.1 million, $4.5 million and $4.7 million, respectively.

In November 2002, the Company acquired an interest in five properties in south Texas and the upper Texas gulf area from a subsidiary of Magnum Hunter Resources, Inc. (Magnum Hunter). The reserves acquired, 99 percent of which are natural gas, were purchased for approximately $33 million and added approximately 11 MMcfe per day production at the time of the acquisition. In April of 2003, the Company acquired additional interest in the Corpus Christi West Field from Royal Production and several affiliated entities for approximately $9 million. This acquisition added more than 2 MMcfe per day production at the time of the acquisition.

Fiscal 2003 revenues increased $40.6 million over fiscal 2002. Operating income in fiscal 2003 increased $15.7 million over fiscal 2002. Last year's results included the one time benefit of a settlement on hedges of $5.1 million. Excluding that impact, fiscal year results tripled due mainly to improved commodity prices and increased production. The increase in production was due to the impact of the acquired properties and the success of the Company's drilling program.

Proved Reserves
(Bcfe)


27.0
67.0
128.5
134.5
181.5
99
00
01
02
03

Average Daily Production
(MMcfe)


11.2
32.2
43.9
53.0
70.7
99
00
01
02
03

Fiscal 2002 revenues increased $11.7 million due to the impact of new production from reserves acquired in fiscal 2001, positive results from drilling programs, the East White Point field located in San Patricio County, Texas, acquisition in June 2002 and the settlement of hedges associated with Enron North America Corp. (Enron). Higher production was partially offset by a decline in net realized natural gas prices, excluding the impact of the settlement of hedges associated with Enron. Operating income decreased $3.0 million due mainly to lower results from the EnerVest partnership ($8.6 million). Net income for fiscal 2002 was positively impacted by the utilization of Section 29 income tax credits associated with certain producing properties ($4.5 million).

As of September 30, 2003, the Company had hedges in place for 16.1 million MMbtus for fiscal 2004, or 60 percent of estimated fiscal 2004 production, assuming a 10 percent growth over fiscal 2003 production. Of the hedges in place, approximately 60 percent are swaps at an average price of $3.56 per MMbtu. The remainder are no cost collars with a weighted average floor price of $3.80 per MMbtu and a weighted average ceiling price of $5.82 per MMbtu. The majority of these hedges are valued against the New York Mercantile Exchange's (NYMEX) Henry Hub Natural Gas Contract. In addition, as of September 30, 2003, the Company had hedges in place for 291,000 Bbls of oil at an average price of $24.79 per Bbl. The oil hedges are valued using the average daily price for the month for the NYMEX West Texas Intermediate Cushing, Oklahoma Oil Contract.

The following table summarizes operating statistics from the Oil and Gas Production segment.

For Fiscal Years Ended September 30,	2003	2002	2001
Total production — gas equivalent (MMcfe)[1]	25,798	19,343	16,024
Daily average gas production (MMcfd)	62.7	46.1	37.2
Daily average oil production (MBd)	1.3	1.1	1.1
Daily average production — gas equivalent (MMcfed)[1]	70.7	53.0	43.9
Gas production as a percentage of total	89.0	87.0	85.0
Net realized gas price received ($/Mcf)	$ 4.16	$ 3.11	$ 3.27
Net realized oil price received ($/Bbl)	$22.90	$19.05	$23.38
Depreciation, depletion and amortization rate ($/Mcfe)	$ 1.62	$ 1.40	$ 1.39
Average lease operating expense ($/Mcfe)	$ 0.32	$ 0.29	$ 0.29
Average production taxes ($/Mcfe)	$ 0.37	$ 0.16	$ 0.31

(1) Oil production is converted to gas equivalents based on a conversion of six Mcf of gas per barrel of oil.

The increase in the depreciation, depletion and amortization rate was caused by the inclusion of costs to develop reserves that were previously classified as proved undeveloped and the transfer of acquisition and development costs and reserves related to properties previously classified as probable, that are now classified as proved. These costs have been added to the depreciation, depletion and amortization pool.

The increase in average production taxes is the result of increased revenues during fiscal 2003. In most states, production taxes are assessed as a percentage of revenues before the impact of hedges. Revenues, excluding hedges, for the fiscal year ended September 30, 2003, increased 136 percent compared to fiscal 2002.

Other Segment

The Company is involved in other activities such as district heating and cooling through its Trigen-Peoples District Energy Company (Trigen-Peoples) partnership and miscellaneous nonmaterial investments. These and certain business development activities do not fall under the above segments and are reported in the Other segment. The reported results also include income from the operation of fueling stations for natural gas vehicles.

Revenues, operating expense and operating income variations for fiscal years 2003 and 2002 were insignificant as compared with the previous fiscal year periods.

Corporate and Adjustments

The cost of Corporate activities that support the business segments, as well as consolidating adjustments, are included in Corporate and Adjustments.

The operating loss variation in fiscal 2003 for this segment was insignificant as compared with fiscal 2002. Lower corporate costs were offset by the cost impact of a higher Peoples Energy stock price on outstanding stock appreciation rights (SAR) grants under the Company's equity compensation plans.

Fiscal 2002 operating losses in this segment remained relatively flat as compared to fiscal 2001. The impact of a lower Peoples Energy stock price on outstanding grants under the Company's equity compensation plans ($4.6 million) was offset by higher corporate support expenses.

Other Income and Other Expense
The following table summarizes activity included in the other income and other expense categories.

(In Thousands) For Fiscal Years Ended September 30,	2003	2002	2001
Interest income	$2,307	$5,143	$15,076
Insurance settlement	—	6,248	—
Imputed interest on amounts recoverable from customers	290	170	1,532
Miscellaneous	1,235	837	905
Other income	3,832	12,398	17,513
Investment and fixed asset impairment losses	—	4,491	7,002
Miscellaneous	789	486	—
Other expense	789	4,977	7,002
Total other income, net of other expense	$3,043	$7,421	$10,511

Fiscal 2003 interest income reflects a return to more normal daily cash levels. Fiscal 2002 and 2001 activity reflected additional interest income related to cash advances to Elwood Energy and a note receivable from the sale of a turbine.

Also included in fiscal 2002 other income is a portion of the proceeds from a settlement of a suit brought by Peoples Gas and North Shore Gas against an insurer for the recovery of environmental costs which represents the amount received for the release of the insurer under certain insurance policies from pending or future claims unrelated to manufactured gas plant operations.

Fiscal 2002 and 2001 reflect impairment losses related to items owned but never used in the Company's operations. Fiscal 2002 reflects the write-down of assets located at Peoples Gas former SNG plant, transformers purchased in connection with a power site development and an investment in a supply and transportation contract. Fiscal 2001 write-downs include a turbine held for a power site developement and an investment in a partnership formed to explore the development of a pipeline.

Interest Expense
Fiscal 2003 interest expense decreased $7.0 million from fiscal 2002 due to lower interest rates and lower average borrowing requirements. The reduction due to rates was primarily the result of lower rates on variable rate debt, the retirement or refinancing of higher cost notes and bonds, and increased use of commercial paper. Average borrowing requirements were reduced primarily due to the repayment of a $100.0 million note in fiscal 2002 and to increased issuances of common stock in fiscal 2003.

Fiscal 2002 interest expense decreased $15.6 million from fiscal 2001 due to several factors. Interest decreased due to a reduction in corporate short-term debt mainly due to Elwood's bond financing. This impact was partially offset by the full year of interest expense in fiscal 2002 associated with the $325.0 million in corporate notes issued in January 2001 to fund the expansion of the diversified businesses. Utility short-term borrowing requirements were much lower due to the impacts of warmer weather, lower natural gas prices and improved customer collections. Additionally, the Company benefited from lower interest rates on commercial paper and Peoples Gas' variable rate bonds.

Fiscal 2004 Outlook
The Company expects fiscal 2004 earnings to be in the range of $2.70 to $2.85 per share. The target range for the coming year is based on several factors including continued operating income growth from the Company's diversified energy businesses of 10 to 20 percent, ongoing cost control measures, a return to normal weather, pension expense in the range of $11 million to $13 million, a provision for bad debt expense of approximately 2.5 percent of utility revenues and a higher average number of shares outstanding resulting in $0.05 to $0.10 per share of dilution. Capital expenditures are expected to decline from about $187 million in fiscal 2003 to about $150 million in fiscal 2004, with about $80 million in the Gas Distribution segment and the balance in the diversified energy segments. (See Forward-Looking Information.)

Critical Accounting Policies
In preparing the Company's financial statements using GAAP, management exercises judgment in the selection and application of accounting principles, including making estimates and assumptions. Management considers its critical accounting policies to be those that are important to the representation of the Company's financial condition and results of operations. They require management's most difficult and subjective or complex judgments, including those that could result in materially different amounts if the Company reported under different conditions or using different assumptions. There were no material changes in the application of each of the critical accounting policies listed below during fiscal 2003.

Regulated Operations. Due to the regulation of the Company's utility subsidiaries, certain transactions are recorded based on the accounting prescribed in Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." Under this statement certain costs or revenues are deferred on the balance sheet until recovered or refunded through rates. Accordingly, actions of the Illinois Commerce Commission (Commission) could have an effect on the amount recovered from or refunded to customers. Any differences between recoverable and refundable amounts and the amounts deferred would be recorded as income or expense at the time of any Commission action. If all or a reportable portion of the utility operations becomes no longer subject to the provision of SFAS No. 71, a write-off of related regulatory assets or liabilities would be required, unless some form of transition cost recovery continued through rates established and collected for the remaining regulated operations. No such change is foreseen by management. (See Notes 1J and 1K of the Notes to Consolidated Financial Statements.)

Environmental Activities Relating to Former Manufactured Gas Operations. The Company's utility subsidiaries, their predecessors, and certain former affiliates operated facilities in the past at multiple sites for the purpose of manufacturing gas and storing manufactured gas (manufactured gas sites). The utility subsidiaries are accruing and deferring the costs they incur in connection with environmental activities at the manufactured gas sites pending recovery through rates or other entities. The amounts deferred include costs incurred but not yet recovered through rates and management's best estimates of the cost that the utilities will incur in investigating and remediating the manufactured gas sites. Management's estimates are based upon an ongoing review by management and its outside consultants of future investigative and remedial costs.

Management considers this policy critical due to the substantial uncertainty in the estimation of future costs with respect to the amount and timing of costs, and the extent of recovery from other potentially responsible parties (PRPs). (See Notes 1L and 5A of the Notes to Consolidated Financial Statements.)

Retirement and Postretirement Benefits. The calculation of pension expense (credits) relies on actuarial assumptions including discount rate, long-term rate of return on assets and assumed future increases in compensation. These assumptions are determined annually and changes to the assumptions can have a material effect on the amounts recorded from year to year. The Company bases its discount rate assumption on yields of high quality long-term, fixed-income bonds. A decrease in the assumed discount rate of 25 basis points would have increased fiscal 2003 pension expense by $1.6 million.

Additionally, when an employee retires and takes his/her retirement benefit as a lump sum, a settlement amount under SFAS No. 88, "Employer's Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," is calculated representing the difference between the actuarial liability for this employee and the lump sum. The Company has chosen to record this difference as well as a portion of previously unrecognized gains and losses in the current period instead of amortizing the difference over the expected average service life of the remaining participants. Both methods are acceptable under GAAP. Therefore, the timing of retirements can have an effect on the amount recorded in any given year. (See Note 8 of the Notes to Consolidated Financial Statements.)

In addition, the Company and its subsidiaries currently provide certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for such benefit coverage if they reach retirement age while working for the Company. Through the use of an independent actuary, the Company accrues the expected costs of such benefits during a portion of the employees' years of service. This accrual is based on assumptions regarding discount rates, rate of return on assets and health care cost trend rates. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point for each future year would have increased the accumulated postretirement benefit obligation at September 30, 2003 by $9.2 million and the aggregate of service and interest cost components of the net periodic postretirement benefit cost by $1.4 million annually. Decreasing the assumed health care cost trend rate by one percentage point for each future year would have decreased the accumulated postretirement benefit obligation at September 30, 2003 by $7.9 million and the aggregate of service and interest cost components of the net periodic postretirement benefit cost by $1.2 million annually. A decrease in the assumed discount rate of 25 basis points would have increased postretirement benefit cost expense by $0.2 million.

Derivative Instruments and Hedging Activities. The Company enters into financial derivative contracts to hedge price risk on natural gas purchases and sales. For each contract, management must determine whether the underlying transaction qualifies as a hedge under derivative accounting rules. If contracts do qualify as hedges, they will have minimal effect on income until settled. Otherwise the change in the fair value of these contracts would be recorded in income monthly and result in potentially significant impacts, both positive and negative. Additionally, due to the nature of the Company's businesses, most of the Company's contracts for physical purchases and sales of gas or power meet the definition of a derivative, but are exempt from derivative accounting requirements under the normal purchase and sale exemption. Under this exemption, if the transactions are clearly intended to meet the requirements of the customers, mark-to-market accounting is not required. Management judgment is required to make this determination. (See Note 1M of the Notes to Consolidated Financial Statements.)

Provision for Uncollectible Accounts. The Company's subsidiaries accrue for estimated uncollectible accounts as revenues are recorded. The accrual rates are established based upon historical experience and projections of future charge-offs resulting from various factors, including the impacts of natural gas prices and weather. Each quarter, the Company's subsidiaries update the projection of future charge-offs based upon the most current information available, and adjust the reserve for uncollectible accounts, if necessary. (See Note 7 of the Notes to Consolidated Financial Statements.)

Other Matters

Accounting Standards. In January 2003, the FASB issued Financial Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51." Under FIN 46, if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise. The Company's only off-balance sheet financing is through its equity method investments, none of which qualify as a Variable Interest Entity. This implementation date has been deferred to fiscal 2004. The Company does not expect FIN 46 to significantly affect the Company's financial condition or results of operations.

The Company adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," as of October 1, 2001. These statements, in part, clarify that more assets should be distinguished and classified between tangible and intangible. The Company did not change or reclassify contractual mineral rights included in oil and gas properties on the balance sheet upon adoption of SFAS No. 142. The Company believes the treatment of such mineral rights as tangible assets under the successful efforts method of accounting for crude oil and natural gas properties is appropriate. However, the accounting profession and others are engaged in industry-wide deliberations regarding whether SFAS Nos. 141 and 142 require contractual mineral rights to be classified as intangible assets rather than tangible assets.

Competition and Deregulation. Since May 2002, all retail gas customers, including residential customers, in northern Illinois have had the opportunity to select an alternative supplier other than the local utility (an alternative gas supplier). Outside of the service territories of Peoples Gas, North Shore Gas and Nicor Gas, only large-volume customers have had the ability to choose an alternative gas supplier. Because the Gas Distribution utilities do not make any profit on the commodity cost of gas and because transportation charges are basically the same for customers using an alternative gas supplier and for sales customers, the operating income of the Gas Distribution utilities is generally not affected by whether a customer is a transportation customer or a sales customer.

With respect to retail electric competition, the phase-in of open access set forth in the December 16, 1997, electric restructuring law is now complete. Since May 1, 2002, all retail electric customers, including residential customers, have had the ability to select an alternative retail electric supplier, which is a nonutility supplier or an electric utility other than the customer's local electric utility. However, as of October 31, 2003, no company has requested the required authorization from the Commission to provide electricity service to residential customers. Customers who buy their electricity from an alternative retail electric supplier are required to pay transition charges to the utility through the year 2006. Management believes that the restructuring of the electric market in Illinois under this legislation will not have a material adverse effect on the competitive position of the Company's subsidiaries.

Liquidity and Capital Resources

The following is a summary of cash flows:

(In Thousands) For Fiscal Years Ended September 30,	2003	2002	2001
Net cash provided by operating activities	$ 205,779	$ 328,092	$ 167,668
Net cash used in investing activities	$(169,499)	$ (14,512)	$(293,363)
Net cash provided by (used in) financing activities	$ (28,065)	$(373,313)	$ 187,775

Cash provided by operating activities decreased in fiscal 2003 compared to fiscal 2002 primarily due to working capital needs related to higher gas prices and increased storage. Peoples Gas' inventory gas increased by $46.6 million and Midstream Services' inventory increased by $19.4 million. The increase in net cash used in investing activities in fiscal 2003 compared to 2002 was primarily due to the collection of previously advanced cash to Elwood in fiscal 2002 as a result of project financing of that facility. The net cash used in financing activities

Capital Structure
(In Millions)


$2,500
2,000
1,500
1,000
500
0
54%
46%
44%
56%
39%
61%
46%
54%
47%
53%
99
00
01
02
03

Total Debt | Common Equity

Capital Spending and Advances to Joint Venture Partnerships
(In Millions)


$200
150
100
50
0
99
00
01
02
03

Gas Distribution | Diversified Businesses

decreased in fiscal 2003 compared to 2002 primarily due to the retirement in fiscal 2002 of $300.3 million of debt and to increased proceeds of $42.5 million from the issuance of common stock in fiscal 2003.

See the Consolidated Statements of Cash Flows and the discussion of major balance sheet variations for more detail.

Balance Sheet Variations
Total assets at September 30, 2003 increased $204.9 million compared to September 30, 2002, primarily caused by:
- increased gas in storage of $76.0 million as a result of an increase in physical inventory at Gas Distribution, Midstream Services and Retail Energy Services segments' storage;
- increased utility and oil and gas property net of depreciation of $62.8 million related to utility construction and oil and gas acquisitions and drilling;
- increased intangible pension asset of $30.5 million related to an additional minimum liability recorded;
- increased receivables from customers of $31.1 million caused by higher gas costs;
- increased gas cost recoverable of $12.4 million; and
- decreased other receivables of $32.7 million related to reduced receivables from hedging activities.

Total liabilities at September 30, 2003 increased $163.2 million compared to September 30, 2002, primarily caused by:
- increased long-term debt of $190.3 million related to replacing current bond maturities and terming up of commercial paper and adjustable rate debt;
- decreased commercial paper of $29.9 million;
- decreased other short-term debt and current portion of long-term debt of $140.0 million;
- decreased regulatory liabilities of $30.0 million related to the utilities' price protection program;
- increased accounts payable of $43.0 million related to higher priced gas purchases;
- increased pension and postretirement benefit liabilities of $85.7 million caused by lower discount and interest rate assumptions; and
- increased deferred income taxes of $29.6 million.

Total equity at September 30, 2003 increased by $41.7 million compared to September 30, 2002, primarily caused by:
- increased common stock of $44.8 million related primarily to the continuous equity program and Direct Purchase and Investment Plan;
- increased retained earnings of $27.6 million; and
- decreased accumulated other comprehensive income (AOCI) of $30.8 million related to pension liabilities and hedging activity.

Changes in Debt Securities
During fiscal 2003, the Company took advantage of the low interest rate environment to refinance existing debt with lower interest rate debt and to term-up adjustable rate debt. In general, debt classified as short-term due to the technical tender provisions was replaced by long-term debt. (See Note 11 of the Notes to Consolidated Financial Statements.)

Financial Sources
The Company and its two regulated utilities have access to outside capital markets, commercial paper markets and internal sources of funds that together provide sufficient resources to meet their working capital and long-term capital requirements. The Company does not anticipate any changes that would materially alter its current liquidity position.

Due to the seasonal nature of gas usage, a major portion of the utilities' cash collections occurs between January and June. Because of timing differences in the receipt and disbursement of cash and the level of construction requirements, the utility subsidiaries borrow from time to time on a short-term basis. Short-term borrowings are repaid with cash from operations, other short-term borrowings or refinanced on a permanent basis with debt or equity, depending on market conditions and capital structure considerations.

In addition to cash generated internally by operations, as of September 30, 2003, the Company has credit facilities of $317.5 million (Peoples Energy, $150.0 million; Peoples Gas, $167.5 million, of which $37.0 million may be utilized by North Shore Gas). Peoples Gas also has a seasonal supplemental line of $40.0 million for the winter months. These various facilities primarily support the Company's ability to borrow using commercial paper. As of September 30, 2003, Peoples Energy's entire line was available and $111.6 million of the $167.5 million Peoples Gas and North Shore Gas facilities were available. The Company's credit facilities generally contain debt triggers that permit the lenders to terminate the credit commitments to the borrowing company and declare any

Stock Price and Book Value


$45
40
35
30
25
20
$41.38
$23.11
99
00
01
02
03

Stock Price | Book Value

Annualized Dividend Rate


$2.15
2.10
2.05
2.00
1.95
1.90
$2.12
99
00
01
02
03

outstanding amounts due and payable if the borrowing company's debt-to-total capital ratio exceeds 65 percent. The credit facilities are expected to be renewed when they expire, although the exact amount of the renewals will be evaluated at that time and may change from the current levels. As of September 30, 2003, Peoples Gas had $24.4 million of loans from Peoples Energy. North Shore Gas had no such loans outstanding at September 30, 2003.

The current credit ratings for the Company, Peoples Gas and North Shore Gas are summarized on the table below.

	Corporate Credit Rating	Senior Unsecured Debt	Utility Senior Secured Debt	Corporate Commercial Paper	Utility Commercial Paper
Moody's	A3	A3	Aa3	P-2	P-1
Standard and Poor's	A-	BBB+	A-	A-2	A-2
Fitch Ratings	A	A	AA-	F1	F1

On July 29, 2003, Fitch Ratings (Fitch) lowered the Company's senior unsecured rating from A+ to A. For both Peoples Gas and North Shore Gas, the senior secured rating was lowered from AA to AA- and the commercial paper rating was lowered from F1+ to F1. The Company's F1 commercial paper rating was affirmed and the ratings outlook for all three companies was raised from Negative to Stable. Fitch noted that the Company's consolidated business risk profile resulting from its diversification strategy has resulted in leverage and credit protection measures that are more consistent with the revised rating.

Moody's describes double-A rated debt (Aa1, Aa2 and Aa3) as high-grade and single-A rated debt (A1, A2 and A3) as upper-medium grade. S&P describes A-rated debt (A+, A and A-) as strong and triple-B rated debt (BBB+, BBB and BBB-) as adequate. Fitch describes double-A rated debt (AA+, AA and AA-) as having a very high credit quality and single-A rated debt (A+, A and A-) as having high credit quality. The lowest investment grade credit ratings for Moody's is Baa3, for S&P is BBB- and for Fitch is BBB-. Thus, all three credit rating agencies give the Company, Peoples Gas and North Shore Gas investment grade ratings.

Regarding short-term ratings applicable to commercial paper, Moody's describes the P-1 rating as indicating a superior repayment ability and P-2 as indicating a strong repayment ability. S&P describes an A-2 rating as satisfactory. Fitch describes the F1 ratings (F1+ and F1) as indicating the highest credit quality.

Changes in Equity Securities

The Company has filed a universal shelf registration statement on Form S-3 for the issuance from time to time of up to 1.5 million shares of common stock pursuant to a continuous equity offering in one or more negotiated transactions or "at-the-market" offerings. As of September 30, 2003, 858,300 shares of common stock have been issued through the continuous equity offering. Proceeds, net of issuance costs, totaled $32.4 million. Subsequent to September 30, 2003, and through December 11, 2003, the Company has not issued any additional shares under this registration statement. In addition, the Company issues common stock through various plans such as its Direct Purchase and Investment Plan and its Employee Stock Purchase Plan. (See Note 14 of the Notes to Consolidated Financial Statements.)

Financial Uses

Capital Spending. In fiscal 2003, the Company spent $187.2 million on capital projects and investments in equity investees. The Gas Distribution segment spent $82.0 million on property, plant and equipment. The remaining $105.2 million was spent by the diversified business segments. The majority of this capital was in the Oil and Gas Production segment, which spent $98.2 million on the acquisition of producing properties, drilling projects and the exploitation of the acquired and existing assets. Total forecasted capital spending for fiscal 2004 is estimated to be $150 million.

Working Capital Credit Facility. Elwood, the Company and Dominion have entered into a revolving working capital credit facility under which the Company and Dominion will fund Elwood's working capital requirements up to a maximum aggregate amount of $10.0 million. The facility is dated June 28, 2002, and commenced July 1, 2002. The outstanding loans would earn interest at the A-2/P-2 commercial paper rate plus 50 basis points. At September 30, 2003, the entire amount was available.

Dividends. On February 5, 2003, the Directors of the Company voted to increase the regular quarterly dividend on the Company's common stock from 52 cents per share to 53 cents per share.

Commitments and Contingencies

The Company has certain contractual obligations directly related to the Company's operations and unconsolidated equity investees. The majority of these are long-term debt related with other substantial committments for gas supply, transportation and storage contracts. (See Note 6 of the Notes to Consolidated Financial Statements.)

Contractual Obligations. The following table summarizes long-term minimum contractual obligations.

(In Millions)	Payments Due by Period				
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Contractual cash obligations					
Long-term debt[1]	$ 896.3	$ —	$ —	$ —	$896.3
Operating leases	37.3	3.9	7.2	6.3	19.9
Other long-term obligations[2]	230.3	82.6	99.6	37.6	10.5
Total contractual cash obligations	$1,163.9	$86.5	$106.8	$43.9	$926.7

(1) Includes adjustable rate bonds classified as short-term debt. (See Note 11 of the Notes to Consolidated Financial Statements.)

(2) Includes gas purchases, storage, transportation, computer related and miscellaneous long-term and short-term capital purchase commitments.

Off-Balance Sheet Financing. Off-balance sheet debt at September 30, 2003 and 2002, consists of the Company's pro rata share of nonrecourse debt of various equity investments, including Trigen-Peoples ($15.4 million and $15.7 million), EnerVest ($2.7 million and $5.7 million) and Elwood ($190.0 million and $196.9 million). The Company believes this off-balance sheet financing will not have a material effect on the Company's future financial condition. The Company also has commercial obligations in the form of guarantees and letters of credit in support of its unconsolidated equity investments' operations. (See Note 6 of the Notes to Consolidated Financial Statements.)

Environmental Matters. The Company's Gas Distribution utility subsidiaries are conducting environmental investigations and remedial work at certain sites that were the locations of former manufactured gas operations. (See Note 5A of the Notes to Consolidated Financial Statements.)

In 1994, North Shore Gas received a demand from a responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), for environmental costs associated with a former mineral processing site in Denver, Colorado. The demand alleged that North Shore Gas is a successor to the liability of a former entity that allegedly disposed of mineral processing wastes there between 1934 and 1941. (See Note 5B of the Notes to Consolidated Financial Statements.)

Gas Charge Reconciliation Proceedings. The Commission is conducting a proceeding regarding the fiscal 2001 reconciliation of Peoples Gas' and North Shore Gas' revenues from the Gas Charge and related costs. On August 7, 2003, three intervenors (Citizens Utility Board (CUB), Illinois Attorney General (AG) and Chicago) filed testimony in Peoples Gas' proceeding and one intervenor (CUB) filed testimony in North Shore Gas' proceeding. Each of the intervenors requested disallowances, which vary in amount depending upon the issues raised and the assumptions and methodologies used to measure the impact of the issues. In the Peoples Gas proceeding, the AG and CUB have requested disallowances, which range from $8 million to $56 million, covering a variety of alleged issues other than financial hedging. CUB has requested an additional disallowance of $53 million and Chicago has requested a disallowance of $230 million based on the financial hedging issue. In the North Shore Gas proceeding, CUB raised only the hedging issue and recommended a disallowance of $10 million. The Commission's Staff (the Staff) filed its testimony in these proceedings on August 15, 2003. The Staff requested a disallowance of $31 million in the Peoples Gas proceeding and $1.4 million in the North Shore Gas proceeding covering a variety of alleged issues, none of which related to hedging. Peoples Gas and North Shore Gas submitted rebuttal testimony in response to the Staff and the intervenors on November 13, 2003. In that testimony, Peoples Gas stated that it would not oppose two disallowances proposed by the Staff, totaling approximately $5.2 million. One of these proposed disallowances, totaling $4.7 million, results in a change in the treatment for accounting and rate making purposes of gas used to support operational capabilities of Peoples Gas' underground storage. This change has no immediate effect on net income because amounts previously recovered through the Gas Charge will be capitalized as property, plant and equipment and depreciated over the asset's useful life. An offsetting liability for this amount, which is expected to be refunded to customers, will be recorded. Peoples Gas will also record property, plant and equipment and liabilities totaling $5.9 million for similar amounts recovered through the Gas Charge in fiscal 2003 and fiscal 2002. These transactions will be recorded in the first quarter of fiscal 2004. Peoples Gas opposed all other proposed disallowances and North Shore Gas opposed all disallowances in its case. The remaining procedural schedule provides for the Staff and intervenors to file rebuttal testimony, Peoples Gas and North Shore Gas to file surrebuttal testimony and evidentiary hearings to be held. An order from the Commission is not expected before the fourth quarter of fiscal 2004. Peoples Gas and North Shore Gas each believes that it conducted business prudently and in the best interest of customers within established standards but cannot predict the outcome of these proceedings.

The Company believes that its fiscal 2001 purchasing practices were consistent with the standards applied by the Commission in its past Orders and upheld by the Illinois courts. Although the Company cannot predict the outcome of these proceedings, the Company believes that it conducted business prudently and in the best interest of customers within these established standards.

Fiscal year 2002 Gas Charge reconciliation cases were initiated on November 7, 2002. Peoples Gas and North Shore Gas each filed direct testimony on August 1, 2003. A status hearing is scheduled for February 10, 2004. Fiscal year 2003 Gas Charge reconciliation cases were initiated on November 12, 2003. Peoples Gas' and North Shore Gas' direct testimony is due on April 1, 2004. A status hearing is scheduled for May 12, 2004.

Indenture Restrictions

North Shore Gas' indenture relating to its first mortgage bonds contains provisions and covenants restricting the payment of cash dividends and the purchase or redemption of capital stock. At September 30, 2003, such restrictions amounted to $6.9 million of North Shore Gas' total retained earnings of $80.9 million.

Peoples District Energy Corporation (Peoples District Energy) owns a 50 percent equity interest in Trigen-Peoples. The Construction and Term Loan Agreement between Trigen-Peoples and Prudential related to Trigen-Peoples' project financing prohibits any distribution that would result in the partners' total capital account in Trigen-Peoples being less than $7.0 million. At September 30, 2003, the partners' capital account was $7.7 million. The Construction and Term Loan Agreement also prohibits any distribution unless the partnership's debt service coverage ratio for the four fiscal quarters prior to the distribution was at least 1.25 to 1.0. Trigen-Peoples' debt service coverage ratios for the last four fiscal quarters were 1.98 to 1.0, 1.85 to 1.0, 2.28 to 1.0, and 2.07 to 1.0.

Peoples Energy Resources owns a 50 percent equity interest in Elwood. Elwood's trust indenture and other agreements related to its project financing prohibit Elwood from making distributions, unless Elwood has maintained certain minimum historic and projected debt service coverage ratios. At July 7, 2003, the most recent semi-annual distribution date, a minimum debt service coverage ratio of 1.2 to 1.0 was required and Elwood's actual debt service coverage ratio was approximately 1.5 to 1.0.

Risk Management Activities

Market Risk. The Company's earnings may vary due to changes in commodity prices (market risk) through its subsidiaries' operations and investments. To manage this market risk, the Company uses forward contracts and financial instruments, including commodity futures contracts, swaps, no-cost collars and options contracts.

It is the policy of the Company to use these instruments solely for the purpose of managing risk and not for any speculative purpose. All market risk is identified and reduced to levels less than the maximum earnings-at-risk limit approved by the Board of Directors. All hedging is conducted on registered exchanges or with counterparties that meet stringent credit requirements. Formal risk management policies and procedures are in place for all subsidiaries. Most of these instruments qualify for hedge accounting. Therefore, gains and losses from these instruments will be recorded in the income statement in the same month that the underlying hedged activity is recorded. Any hedge ineffectiveness is booked monthly to the income statement. (See Note 1M of the Notes to Consolidated Financial Statements.)

The Company monitors and controls its derivative and physical positions using analytical techniques including measuring future obligations to changes in market price (mark-to-market), sensitivity analysis and value at risk. This process provides information on credit exposure as well as the current value of the portfolio. All NYMEX valuations are based on well publicized market prices rather than model valuation projections. Monthly projections of basis valuation are based on deal quotes and adjusted for seasonality based on historical trends.

Starting in the second quarter of fiscal 2002, the Company's utilities began to use financial derivative instruments to lock in the purchase price for a portion of its future natural gas purchases. The strategy is intended to minimize fluctuations in gas costs charged to the utility gas sales customers. Since these derivative instruments are not designated as hedges and are employed to support gas costs charged to utility gas sales customers, the accounting for these derivative instruments is subject to SFAS No. 71. Therefore, changes in the market value of these derivatives are recorded as a regulatory asset or regulatory liability on the balance sheet. Gains or losses on the settlement of these contracts are included as an adjustment to gas purchases in the determination of the monthly Gas Charge passed through to customers.

The Company has positions in natural gas transportation and inventory as part of its Midstream Services operations. The Company uses derivative financial instruments to protect against loss of value in its capacity caused by changes in the market place. Most of these are considered cash flow hedges of future transactions. A small portion are used to protect the value of inventory and are accounted for as fair value hedges. Gains and losses from these instruments will be recorded in the income statement in the same month the underlying hedged activity is recorded. Although most of the physical contracts managed by the Midstream Services segment are accounted for on an accrual basis, certain contracts may be accounted for on a mark-to-market basis. As of September 30, 2003, there was no material mark-to-market effect for physical contracts.

The Company sells fixed price and variable priced products as part of its Retail Energy Services business. Price risk is managed through the use of supplier contracts, storage and financial transactions. As of September 30, 2003, the exposure from open positions was immaterial.

The Power Generation segment has entered into power sales contracts that effectively eliminate fuel price risk.

The following table summarizes the valuation of outstanding financial contracts for fiscal 2003 and 2002.

	Derivative Type					
	Cash Flow Hedges		Fair Value Hedges		Mark-to-Market	
(In Thousands)	2003	2002	2003	2002	2003	2002
Value of contracts outstanding at the beginning of the period	$(13,720)	$ 16,825	$ (201)	$ —	$ 31,042	$ —
Less: contracts realized or otherwise settled during the period	(27,470)	7,279	(2,701)	—	136,240	269
Plus: value of new contracts entered into during the period and outstanding at year-end	(4,646)	(3,918)	(65)	(201)	(16,647)	31,042
Plus: changes in fair value attributable to changes in valuation techniques and assumptions	—	—	—	—	—	—
Plus: other changes in fair values	(35,675)	(19,348)	(2,500)	—	108,154	269
Value of contracts outstanding at the end of the period	$(26,571)	$(13,720)	$ (65)	$(201)	$(13,691)	$31,042

The maturity of the fair value hedges and the mark-to-market contracts fall within the next 12 months of the balance sheet date. Included in the value of mark-to-market contracts are amounts relating to the utility subsidiaries' gas price protection program ($13.7 million). All gains or losses from these contracts will be included in the Gas Charge to customers. The maturities of the cash flow hedges are summarized in the table below. All valuations are based on NYMEX closing prices at September 30, 2003.

	Cash Flow Hedges — Value by Year of Maturity						
(In Thousands)	Total	Less than 1 Year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 Years
Value at September 30, 2003	$(26,571)	$(13,384)	$(8,435)	$(4,058)	$ (694)	$ —	$—
MMbtue	33,909	17,849	10,868	4,682	510	—	—
Average hedge price	$ 3.64	$ 3.71	$ 3.61	$ 3.49	$ 2.94	$ —	$—
Value at September 30, 2002	$(13,720)	$ (7,549)	$(3,843)	$ (853)	$(1,090)	$(385)	$—
MMbtue	36,089	15,468	9,927	7,145	3,039	510	—
Average hedge price	$ 3.30	$ 3.27	$ 3.28	$ 3.46	$ 3.21	$2.81	$—

Weather Risk. The Company's earnings vary due to the warmth or severity of the weather. The Company manages this risk through the purchase of weather insurance and the use of block rates in utility rate design. Block rates help mitigate the effect of warm weather by allowing greater cost recovery on the first volumes through the meter and less on the last volumes. The insurance currently in place protects the Company on the portion of lost revenue incurred when weather is seven percent to 13 percent warmer than normal. The insurance accrual is recorded using the prescribed intrinsic method of accounting and settles annually based on the Company's fiscal year.

Interest Rate Risk. The Company periodically utilizes derivative instruments to reduce interest rate risk associated with the issuance of debt. During fiscal 2003, the Company entered into treasury lock agreements totaling $115.0 million that hedged the 10-year treasury component of a portion of the total anticipated fiscal 2003 debt financings. On April 24, 2003, in connection with the issuance of the utility subsidiaries' new debt, the Company unwound all of its treasury lock positions resulting in a $0.7 million loss charged by Peoples Gas and a $0.4 million loss charged by North Shore Gas to other comprehensive income. These amounts will be amortized over the 10-year term of the new debt.

Credit Risk. The Company has established a credit policy to mitigate the effect of nonperformance on wholesale transactions. Pursuant to this policy, a credit limit is established for all counterparties based on a review of their financial condition. This policy does not cover Retail Energy Services or Gas Distribution customers, which are covered under other retail credit procedures. The Company reviews, and changes when necessary, its credit underwriting and monitoring procedures. For example, the Company has taken action this year to reduce exposure to counterparties with low credit ratings by lowering credit limits and reducing or terminating future business. In addition, the Company has adequate financial assurance provisions in many of its commercial agreements that permit the Company to call for additional credit support (e.g., letters of credit, cash deposits or payment in advance).

Aquila's senior unsecured debt rating was downgraded to below investment grade by Moody's in September 2002 and by S&P in November 2002. The Company is closely monitoring the creditworthiness of Aquila, one of three companies contracting with Elwood for plant capacity and output. (See Note 4 of the Notes to Consolidated Financial Statements.)

Interest Coverage

The fixed charges coverage ratios for the fiscal years ended September 30, 2003, 2002 and 2001 were 4.40, 3.62 and 2.95, respectively.

The increase in the ratio in fiscal 2003 reflects higher pretax income and lower interest expense due to lower interest rates and lower average borrowing requirements. The increase in the ratio in fiscal 2002 reflects lower interest expense due to lower short-term debt resulting from Elwood's bond financing, a decrease in the utility short-term borrowing requirements and lower interest rates.

Forward-Looking Information

The letter to shareholders from Mr. Patrick and this Management's Discussion and Analysis of Results of Operations and Financial Condition (MD&A) contain statements that may be considered forward-looking, such as: management's expectations, the statements of the Company's business and financial goals regarding its business segments, the effect of weather on net income, cash position, source of funds, financing activities, market risk, the insignificant effect on income arising from changes in revenue from customers' gas purchases from entities other than the Gas Distribution subsidiaries, the adequacy of the Gas Distribution segment's reserves for uncollectible accounts, capital expenditures of the Company's subsidiaries and environmental matters. These statements speak of the Company's plans, goals, beliefs, or expectations, refer to estimates or use similar terms. Generally, the words "may," "could," "project," "believe," "anticipate," "estimate," "plan," "forecast," "will be" and similar words identify forward-looking statements. Actual results could differ materially, because the realization of those results is subject to many uncertainties including:

- adverse decisions in proceedings before the Commission concerning the prudence review of the utility subsidiaries' gas purchases;
- the future health of the United States and Illinois economies;
- the timing and extent of changes in interest rates and energy commodity prices, including but not limited to the effect of unusually high gas prices on cost of gas supplies, accounts receivable and the provision for uncollectible accounts and interest expense;
- adverse resolution of material litigation;
- effectiveness of the Company's risk management policies and the creditworthiness of customers and counterparties;
- regulatory developments in the United States, Illinois and other states where the Company does business;
- changes in the nature of the Company's competition resulting from industry consolidation, legislative change, regulatory change and other factors, as well as action taken by particular competitors;
- the Company's success in identifying diversified business segment projects on financially acceptable terms and generating earnings from projects in a reasonable time;
- operational factors affecting the Company's Gas Distribution, Power Generation and Oil and Gas Production segments;
- Aquila's financial ability to perform under its power sales agreements with Elwood;
- drilling risks and the inherent uncertainty of oil and gas reserve estimates;
- weather related energy demand; and
- terrorist activities.

Some of these uncertainties that may affect future results are discussed in more detail in Item 1 — Business of the Annual Report on Form 10-K. All forward-looking statements included in this MD&A are based upon information presently available, and the Company assumes no obligation to update any forward-looking statements.

Quantitative and Qualitative Disclosures about Market Risk

Quantitative and qualitative disclosures about market risk are reported under MD&A – Risk Management Activities.

The financial statements and other financial information included in this report were prepared by management, which is responsible for the integrity and objectivity of presented data. The consolidated financial statements of the Company and its subsidiaries were prepared in conformity with generally accepted accounting principles of the United States and necessarily include some amounts that are based on the best estimates and judgments of management.

The Company maintains internal accounting systems and related administrative controls, along with internal audit programs, that are designed to provide reasonable assurance that the accounting records are accurate and assets are safeguarded from loss or unauthorized use. Consequently, management believes that the accounting records and controls are adequate to produce reliable financial statements.

Deloitte & Touche LLP, the Company's independent public accountants retained by the Audit Committee of the Board of Directors, as a part of its audit of the financial statements, selectively reviews and tests certain aspects of internal accounting controls solely to determine the nature, timing and extent of its audit tests. Management has made available to Deloitte & Touche LLP all of the Company's financial records and related data and believes that all representations made to the independent public accountants during its audit were valid and appropriate.

The Audit Committee of the Board of Directors, comprised of six nonmanagement directors, meets regularly with management, the internal auditors, and Deloitte & Touche LLP, jointly and separately, to ensure that appropriate responsibilities are discharged. These meetings include review with and retention of all outside auditors, approval of any non-audit services by independent auditors, discussion and review of quarterly and annual earnings results and SEC filings, accounting principles and practices, internal accounting controls, audit results and the presentation of financial information in the annual report.

Tom Patrick

Thomas M. Patrick
Chairman, President and Chief Executive Officer

Thomas A. Nardi

Thomas A. Nardi
Senior Vice President and Chief Financial Officer

To Shareholders of Peoples Energy Corporation:
We have audited the accompanying consolidated balance sheets and consolidated capitalization statements of Peoples Energy Corporation and subsidiary companies (the Company) at September 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Energy Corporation and subsidiary companies at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 1 to the financial statements, effective October 1, 2000, the Company changed its method of accounting for derivative instruments to adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Chicago, Illinois
December 10, 2003

Consolidated Statements of Income

Peoples Energy Corporation

(In Thousands, Except Per-Share Amounts) For Fiscal Years Ended September 30,	2003	2002	2001
Revenues	$2,138,394	$1,482,534	$2,270,218
Operating Expenses:			
Cost of energy sold	1,329,023	782,157	1,524,492
Operation and maintenance	338,491	294,219	297,797
Depreciation, depletion and amortization	111,825	98,852	93,190
Taxes, other than income taxes	167,217	135,957	192,848
Gains on property sales	(339)	(2,265)	(4,806)
Total Operating Expenses	1,946,217	1,308,920	2,103,521
Equity investment income	17,337	10,796	43,188
Operating Income	209,514	184,410	209,885
Other income	3,832	12,398	17,513
Other expense	789	4,977	7,002
Interest expense	49,441	56,439	72,051
Income Before Income Taxes	163,116	135,392	148,345
Income tax expense	59,182	46,321	51,372
Income Before Cumulative Effect of Change in Accounting Principle	103,934	89,071	96,973
Cumulative effect of accounting change, net of tax	—	—	(34)
Net Income	$ 103,934	$ 89,071	$ 96,939
Average Shares of Common Stock Outstanding			
Basic	36,054	35,454	35,380
Diluted	36,193	35,492	35,439
Earnings Per Share of Common Stock			
Basic	$ 2.88	$ 2.51	$ 2.74
Diluted	$ 2.87	$ 2.51	$ 2.74

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

Peoples Energy Corporation

(In Thousands) At September 30,	2003	2002
Assets		
Capital Investments:		
Property, plant and equipment		
Utility plant	$2,552,464	$2,493,323
Oil and gas	391,135	295,773
Other	18,357	15,422
Total property, plant and equipment	2,961,956	2,804,518
Less — Accumulated depreciation, depletion and amortization	1,123,783	1,030,617
Net property, plant and equipment	1,838,173	1,773,901
Investment in equity investees	141,756	154,857
Other investments	25,374	22,893
Total Capital Investments — Net	2,005,303	1,951,651
Current Assets:		
Cash and cash equivalents	13,648	5,433
Deposits with broker or trustee	19,361	28,645
Receivables —		
Customers, net of reserve for uncollectible accounts of $33,124 and $34,669, respectively	212,901	181,819
Other	9,036	41,761
Materials and supplies, at average cost	9,754	9,948
Gas in storage	165,583	89,568
Gas costs recoverable through rate adjustments	22,665	10,218
Regulatory assets of utility subsidiaries	27,279	18,274
Other	9,917	6,203
Total Current Assets	490,144	391,869
Other Assets:		
Prepaid pension costs	186,961	179,678
Noncurrent regulatory assets of utility subsidiaries	181,223	167,236
Deferred charges and other	64,907	33,213
Total Other Assets	433,091	380,127
Total Assets	$2,928,538	$2,723,647
Capitalization and Liabilities		
Total Capitalization (see Consolidated Capitalization Statements)	$1,592,344	$1,360,338
Current Liabilities:		
Commercial paper	55,949	85,871
Current maturities of long-term debt	—	90,000
Other short-term debt	152,000	202,000
Accounts payable	236,640	193,626
Regulatory liabilities of utility subsidiaries	—	29,976
Dividends payable	19,446	18,495
Customer deposits	26,369	6,536
Customer credit balances	48,402	64,105
Accrued taxes	45,730	47,283
Gas costs refundable through rate adjustments	5,039	28
Accrued interest	10,999	11,582
Total Current Liabilities	600,574	749,502
Deferred Credits and Other Liabilities:		
Deferred income taxes	407,835	378,225
Investment tax credits	27,642	28,340
Environmental, pension and other	300,143	207,242
Total Deferred Credits and Other Liabilities	735,620	613,807
Total Capitalization and Liabilities	$2,928,538	$2,723,647

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Capitalization Statements

(In Thousands, Except Shares) At September 30,	Peoples Energy Corporation 2003	2002
Common Stockholders' Equity:		
Common stock, without par value —		
Authorized 60,000,000 shares		
Issued 36,936,068 and 35,705,106 shares, respectively	$ 346,545	$ 301,699
Treasury stock (246,100 and 246,100 shares, respectively, at cost)	(6,760)	(6,760)
Retained earnings	549,969	522,381
Accumulated other comprehensive income (loss)	(41,755)	(10,996)
Total Common Stockholders' Equity	847,999	806,324
Long-Term Debt:		
Peoples Energy Corporation		
6.9% Series A, due January 15, 2011	325,000	325,000
The Peoples Gas Light and Coke Company		
First and Refunding Mortgage Bonds —		
6.875% Series X, due March 1, 2015	—	50,000
6.37% Series CC, due May 1, 2003	—	75,000
5-3/4% Series DD, due December 1, 2023	75,000	75,000
6.10% Series FF, due June 1, 2025	50,000	50,000
5.00% Series KK, due February 1, 2033	50,000	—
3.05% Series LL, due February 1, 2033, adjustable after 5 years	50,000	—
4.00% Series MM, due March 1, 2010	50,000	—
4.625% Series NN, due May 1, 2013	75,000	—
	350,000	250,000
Adjustable Rate Bonds —		
Series EE, due December 1, 2023	27,000	27,000
Series GG, due March 1, 2030	—	50,000
Series HH, due March 1, 2030	50,000	50,000
Series II, due March 1, 2030	37,500	37,500
Series JJ, due March 1, 2030	37,500	37,500
	152,000	202,000
North Shore Gas Company		
First Mortgage Bonds —		
8% Series J, due November 1, 2020	—	24,554
6.37% Series L, due May 1, 2003	—	15,000
5.00% Series M, due December 1, 2028	29,345	29,460
4.625% Series N, due May 1, 2013	40,000	—
	69,345	69,014
Subtotal	896,345	846,014
Less adjustable rate bonds classified as short-term debt	152,000	202,000
Less current maturities of long-term debt	—	90,000
Total Long-Term Debt	744,345	554,014
Total Capitalization	$1,592,344	$1,360,338

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

Peoples Energy Corporation

(In Thousands, Except Per-Share Amounts)	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
For Fiscal Year Ended September 30, 2001					
Beginning Balance	$298,042	$(6,817)	$481,492	$ (2,457)	$770,260
Comprehensive Income					
Net income			96,939		96,939
Other comprehensive income					
Minimum pension liability adjustment				(558)	(558)
SFAS 133 transitional adjustment				(23,600)	(23,600)
Unrealized hedge gain or (loss)				26,106	26,106
Total Comprehensive Income					98,887
Common stock issued	1,285				1,285
Treasury stock		24			24
Dividends declared on common stock ($2.03)			(71,842)		(71,842)
September 30, 2001[1]	$299,327	$(6,793)	$506,589	$ (509)	$798,614
For Fiscal Year Ended September 30, 2002					
Comprehensive Income					
Net income			89,071		89,071
Other comprehensive income					
Minimum pension liability adjustment				2,524	2,524
Unrealized hedge gain or (loss)				(13,011)	(13,011)
Total Comprehensive Income					78,584
Common stock issued	2,372				2,372
Treasury stock		33			33
Dividends declared on common stock ($2.07)			(73,279)		(73,279)
September 30, 2002[2]	$301,699	$(6,760)	$522,381	$(10,996)	$806,324
For Fiscal Year Ended September 30, 2003					
Comprehensive Income					
Net income			103,934		103,934
Other comprehensive income					
Minimum pension liability adjustment				(23,454)	(23,454)
Unrealized hedge gain or (loss)				(7,305)	(7,305)
Total Comprehensive Income					73,175
Common stock issued	44,846				44,846
Dividends declared on common stock ($2.11)			(76,346)		(76,346)
September 30, 2003[3]	$346,545	$(6,760)	$549,969	$(41,755)	$847,999

The Notes to Consolidated Financial Statements are an integral part of these statements.

(1) Accumulated other comprehensive income balance is net of $2.0 million deferred income tax credits related to the minimum pension liabilities and $1.6 million deferred income tax charges related to unrealized hedge gains.

(2) Accumulated other comprehensive income balance is net of $0.3 million deferred income tax credits related to the minimum pension liabilities and $8.6 million deferred income tax credits related to unrealized hedge losses.

(3) Accumulated other comprehensive income balance is net of $15.8 million deferred income tax credits related to the minimum pension liabilities and $11.7 million deferred income tax credits related to unrealized hedge losses.

Consolidated Statements of Cash Flows

Peoples Energy Corporation

(In Thousands) For Fiscal Years Ended September 30,	2003	2002	2001
Operating Activities:			
Net income	$ 103,934	$ 89,071	$ 96,939
Adjustments to reconcile net income to cash provided by operations:			
Depreciation, depletion and amortization	116,773	103,305	99,025
Deferred income taxes and investment tax credits — net	25,404	42,680	(6,864)
Change in environmental, pension and other liabilities	96,409	69,229	51,887
Change in undistributed earnings from equity investments	4,740	12,216	(7,587)
Other changes in noncurrent operating activities	(73,078)	(72,381)	(84,112)
Changes in current assets and liabilities			
Receivables — net	1,643	177,433	(183,485)
Gas in storage	(76,015)	(321)	(1,971)
Gas costs recoverable/refundable through rate adjustments	(7,436)	(50,688)	93,633
Net regulatory assets/liabilities of utility subsidiaries	(38,981)	15,583	835
Accounts payable	53,912	(100,226)	93,712
Accrued interest	(583)	(988)	4,418
Accrued taxes	(1,553)	16,083	15,952
Other	610	27,096	(4,714)
Net Cash Provided by (Used in) Operating Activities	205,779	328,092	167,668
Investing Activities:			
Capital spending	(187,151)	(200,748)	(264,202)
Net change in advances to joint venture partnerships	—	147,616	(79,174)
Return of capital investments	7,930	62,922	37,784
Decrease (increase) in deposits with broker or trustee	9,284	(25,320)	6,766
Proceeds from sale of assets	347	1,871	5,933
Other	91	(853)	(470)
Net Cash Provided By (Used in) Investing Activities	(169,499)	(14,512)	(293,363)
Financing Activities:			
Proceeds from (payment of) overdraft facility	(11,494)	17,148	(5,818)
Retirement of commercial paper	(29,922)	(19,583)	(260,760)
Issuance of short-term debt	—	—	200,000
Retirement of short-term debt	(50,000)	(200,000)	—
Issuance of long-term debt	259,319	—	325,000
Retirement of long-term debt	(165,419)	(100,294)	(355)
Proceeds from issuance of common stock	44,846	2,372	1,285
Dividends paid on common stock	(75,395)	(72,956)	(71,577)
Net Cash Provided by (Used in) Financing Activities	(28,065)	(373,313)	187,775
Net Increase (Decrease) in Cash and Cash Equivalents	8,215	(59,733)	62,080
Cash and Cash Equivalents at Beginning of Period	5,433	65,166	3,086
Cash and Cash Equivalents at End of Period	$ 13,648	$ 5,433	$ 65,166
Supplemental information:			
Income taxes paid, net of refunds	$ 6,433	$ (1,306)	$ 30,600
Interest paid, net of amounts capitalized	$ 46,525	$ 56,507	$ 65,504

The Notes to Consolidated Financial Statements are an integral part of these statements.

1: Summary of Significant Accounting Policies

A. General

Peoples Energy Corporation (the Company or Peoples Energy) is solely a holding company whose income is derived principally from its regulated utility subsidiaries, The Peoples Gas Light and Coke Company (Peoples Gas) and North Shore Gas Company (North Shore Gas). The utilities are primarily engaged in the sale and transportation of natural gas to residential, commercial and industrial customers in Chicago and the northeast section of Illinois. Other businesses of the Company include Power Generation, Midstream Services, Retail Energy Services and Oil and Gas Production.

The Company makes certain estimates and assumptions in preparing its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results may differ from those estimates.

All subsidiaries are included in the consolidated financial statements. All significant intercompany transactions have been eliminated in consolidation. Investments for which the Company's subsidiaries have at least a 20 percent interest, but less than a majority ownership, and partnerships in which the Company has less than a majority interest are accounted for under the equity method. Certain items previously reported for years prior to fiscal 2003 have been reclassified to conform to the current-year presentation. A significant income statement reclassification resulted in reporting gains on property sales in operating income which in prior years were reported in other income.

The Company was a 50 percent partner with Enron Midwest LLC (Enron Midwest), a subsidiary of Enron, in enovate until March 29, 2002, when Enron's interest in the partnership was purchased by the Company. From late March and until its dissolution in September 2002, enovate was reported as a wholly owned subsidiary instead of an investment accounted for under the equity method.

B. Use of Fair Value Measurements

The Company reports certain contracts and instruments at fair value in accordance with GAAP. Fair value is based on actively quoted market prices, if available. In the absence of actively quoted market prices, the Company seeks indicative price information from external sources, including broker quotes and industry publications. If pricing information from external sources is not available, the Company must estimate prices based on available historical and near-term future price information and certain statistical methods, including regression analysis.

For options and contracts with option-like characteristics where pricing information is not available from external sources, the Company uses a modified Black-Scholes model and considers time value, the volatility of the underlying commodities and other relevant assumptions when estimating fair value. For contracts with unique characteristics, the Company estimates fair value using a discounted cash flow approach deemed appropriate in the circumstances and applied consistently from period to period. If pricing information is not available from external sources, judgment is required to develop the estimates of fair value. For individual contracts, the use of different assumptions could have a material effect on the contract's estimated fair value.

The following table summarizes the carrying amounts and fair values of financial instruments included in the Consolidated Balance Sheets.

(In Millions)	Carrying Amount	Estimated Fair Value
Long-term debt including current portion:		
At September 30, 2003	$744.3	$780.5
At September 30, 2002	$644.0	$678.7

The estimated fair values are determined based on the long-term debt interest rates that are currently available for issuance of debt with similar terms and remaining maturities. The carrying amount of all other financial instruments approximates fair value.

Considerable judgment is required to develop the fair value estimates; therefore, the values are not necessarily indicative of the amounts that could be realized in a current market exchange. The fair value estimates are based on information available to management as of September 30, 2003. Management is not aware of any subsequent factors that would affect significantly the estimated fair value amounts.

C. Revenue Recognition

Gas and electricity sales and transportation revenues are recorded on the accrual basis for all gas and electricity delivered during the month, including an estimate for gas and electricity delivered but unbilled at the end of each month. The amount of accrued unbilled revenue at September 30, 2003 and 2002, was $40.8 million and $32.1 million, respectively.

In Illinois, delivering, supplying, furnishing or selling gas for use or consumption and not for resale is subject to state and, in some cases, municipal taxes (revenue taxes). The Illinois Public Utility Act provides that the tax may be recovered from utility customers by adding an additional charge to customers' bills. These taxes are due only to the extent they are collected as cash receipts as opposed to amounts billed. As a result, revenue taxes are reported on a gross basis. The billed amounts for the recovery of these taxes are included in revenues and an offsetting expense amount representing the expected cash payment of the taxes is included in taxes, other than income taxes on the income statement. Revenue tax amounts included in revenues for the fiscal years 2003, 2002 and 2001 were $142.2 million, $105.7 million and $163.0 million, respectively.

D. Weather Insurance

The Company is partially protected from the impact of unusually mild weather by a five-year weather insurance policy that expires at the end of fiscal 2004. The weather insurance program protects earnings when weather falls below 6,000 HDD per fiscal year or about seven percent warmer than normal with payments limited to a maximum of $12.0 million per year and $36.0 million over the life of the policy. Since the inception of the policy, and through September 30, 2003, the Company has recorded $17.1 million in weather insurance revenue. The Company retains all upside revenue potential when weather is colder than normal. The contract settles annually at the fiscal year-end. The insurance proceeds are reported as revenue and the premium is charged to operating expense based on the guidance of EITF 99-02.

E. Comprehensive Income
Comprehensive income is the total of net income and all other nonowner changes in equity. Comprehensive income includes net income plus the effect of additional pension liability not yet recognized as net periodic pension cost and the unrealized hedge gain or loss on derivative instruments. The Company has reported AOCI in its Consolidated Statements of Stockholders' Equity.

F. Income Taxes
The Company follows the asset and liability method of accounting for deferred income taxes. Under this method, deferred income taxes have been recorded using currently enacted tax rates for the differences between the tax basis of assets and liabilities and the basis reported in the financial statements. Due to the effects of regulation on Peoples Gas and North Shore Gas, certain adjustments made to deferred income taxes are, in turn, debited (credited) to regulatory assets (liabilities). (See Note 9C.)

Income taxes allocated to Peoples Gas and North Shore Gas are included in the consolidated tax return of Peoples Energy. The separate return method has not been used, but the principles of that method are generally followed. Deferred taxes exist at Peoples Gas and North Shore Gas only if the temporary differences that generate those deferred taxes are derived from assets and liabilities of Peoples Gas and North Shore Gas. Additionally, the taxable income of Peoples Gas and North Shore Gas is the basis for recording current income tax expense and cash payments by each company. Finally, tax benefits of loss companies, or tax credits such as Section 29 credits from nonutility subsidiaries of Peoples Energy, are not allocated to Peoples Gas and North Shore Gas.

There are specific deviations from the separate return method. North Shore Gas could sometimes be an alternate minimum tax (AMT) taxpayer if it were a stand-alone company but only records a deferred tax asset and pays amounts to Peoples Energy if the entire group is an AMT. North Shore Gas uses the federal income tax marginal rate of 35 percent, but on a stand-alone basis, it would use a marginal rate between 34 and 35 percent. Finally, if Peoples Gas or North Shore Gas were to have a capital loss, and another member of the group had capital gains to offset that loss, no deferred tax asset or increase to income tax expense would result.

Each utility subsidiary within the consolidated group nets its income tax-related regulatory assets and liabilities. At September 30, 2003 and 2002, net regulatory income tax assets for the Company and Peoples Gas amounted to $21.8 million and $18.7 million, respectively, while net regulatory income tax liabilities for the Company and North Shore Gas recorded in other liabilities equaled $1.5 million and $3.4 million, respectively.

Investment tax credits have been deferred and are being amortized to income over the remaining book lives of related property.

As a result of qualified production from oil and gas reserves that were acquired in December 1999, the Company recognized $1.1 million, $4.5 million and $4.7 million of Section 29 tax credits in fiscal 2003, 2002 and 2001, respectively. Section 29 tax credits expired on December 31, 2002.

G. Stock Compensation Plans
SFAS No. 123, "Accounting for Stock-Based Compensation," was amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123," (SFAS No. 148) to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the disclosure requirements of SFAS No. 148 require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

Had compensation cost for stock options (under both Long-Term Incentive Compensation Plan (LTIC) and Directors Stock and Option Plan (DSOP)) and shares issued under the Employee Stock Purchase Plan (ESPP) been determined consistent with SFAS No. 123 as amended, net income and earnings per share would have been reduced to the following pro forma amounts:

(In Thousands, Except Per-Share Amounts) For Fiscal Years Ended September 30,	2003	2002	2001
Net income as reported	$103,934	$89,071	$96,939
Pro forma LTIC, DSOP and ESPP compensation expense under SFAS No. 123	830	1,598	622
Pro forma net income	$103,104	$87,473	$96,317
Earnings per average common share:			
Basic	$ 2.88	$ 2.51	$ 2.74
Diluted	2.87	2.51	2.74
Pro forma basic	2.86	2.47	2.72
Pro forma diluted	2.85	2.46	2.72

The fair value of each option grant used to determine pro forma net income is estimated as of the date of grant using a variation of the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in the fiscal years ended September 30, 2003, 2002 and 2001, respectively. The pro forma expense is recognized over the vesting period of the options, the longest of which is 12 months.

For Fiscal Years Ended September 30,	2003	2002	2001
Expected volatility	25.81%	24.73%	21.24%
Dividend yield	5.1%	6.2%	5.1%
Risk-free interest rate	2.12%	3.17%	5.97%
Expected lives (years)	3	3	3
Weighted average fair value	$3.36	$4.83	$3.50

H. Property, Plant and Equipment
Property, plant and equipment is stated at original cost and includes appropriate amounts of capitalized labor costs, payroll taxes, employee benefit costs, administrative costs and an allowance for funds used during construction or capitalized interest as appropriate.

The Company's utility subsidiaries charge the cost of maintenance and repairs of property and minor renewals and improvements of property to maintenance expense. When depreciable property is retired, its original cost is charged to the accumulated provision for depreciation. The provision for depreciation substantially reflects the systematic amortization of the original cost of depreciable property, net of the accumulated reserve for depreciation, over the estimated composite remaining useful lives on the straight-line method. Additionally, actual dismantling cost, net of salvage, is recorded as depreciation expense in the month incurred.

Diversified businesses' depreciable property, other than oil and gas producing properties, is amortized over its estimated useful lives. Gains and losses are recognized at the time of asset sale or disposition.

The consolidated provision for depreciation and amortization, expressed as an annual percentage of the original cost of depreciable property, was 3.0 percent, 3.1 percent and 3.2 percent for fiscal years 2003, 2002 and 2001, respectively.

In the case of oil and gas producing properties, the Company is amortizing the capitalized costs by utilizing the successful efforts method of accounting on an overall units-of-production method based on total estimated proved oil and gas reserves. The fiscal 2003, 2002 and 2001 average rate of depletion was $1.62, $1.40 and $1.39 per Mcf equivalent unit of production, respectively.

The Company performs an evaluation for impairment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets or intangible assets with finite lives may not be recoverable. These assets are written down to fair value if the sum of the expected future undiscounted cash flows is less than the carrying amounts.

I. Gas in Storage
The Company's utility subsidiaries price storage injections at the fiscal-year average of the costs of natural gas supply purchased. Withdrawals from storage for the utilities are priced on the last-in, first-out (LIFO) cost method. The estimated replacement cost of gas in inventory at September 30, 2003 and 2002, exceeded the LIFO cost by approximately $174.8 million and $131.2 million, respectively. The Company's calculation used a year-end Chicago city-gate gas price of $4.89 for fiscal year 2003 and $4.04 for fiscal year 2002.

The Retail Energy Services and Midstream Services segments account for gas in inventory using the average cost method.

J. Regulated Operations
Peoples Gas' and North Shore Gas' utility operations are subject to regulation by the Commission. Regulated operations are accounted for in accordance with SFAS No. 71. This standard controls the application of GAAP for companies whose rates are determined by an independent regulator such as the Commission. Under this standard, certain costs or revenues are deferred on the balance sheet until recovered or refunded through rates.

Below is a summary of regulatory assets and liabilities that were reflected on the Consolidated Balance Sheets.

(In Thousands) For Fiscal Years Ended September 30,	2003	2002
Regulatory assets of subsidiaries		
Environmental costs, net of recoveries (see Note 5A)	$163,502	$160,796
Income tax (see Note 1F)	21,762	18,702
Discount, premium, expenses and loss on reacquired bonds	9,503	5,762
Price protection program	13,734	250
Total regulatory assets of subsidiaries	208,501	185,510
Regulatory liabilities of subsidiaries		
Income tax (see Note 1F)	1,467	3,388
Price protection program	28	31,419
Total regulatory liabilities of subsidiaries	1,495	34,807
Net regulatory assets and liabilities of subsidiaries	$207,006	$150,703

The only regulatory asset that earns a return is the deferred environmental costs associated with former manufactured gas plant operations, which are allowed to be recovered by the utilities from customers on a dollar-for-dollar basis (see Note 1L). This return is based on cash expenditures only. No other regulatory asset earns a return.

K. Recovery of Gas Costs

Under the tariffs of Peoples Gas and North Shore Gas, all prudently incurred gas costs are recoverable from customers. The difference for any month between costs recoverable through the Gas Charge and the actual amount billed to customers under the Gas Charge is recovered from or refunded to customers through future adjustments to the Gas Charge. Such difference for any month is recorded either as a current asset or as a current liability (with a contra entry to gas costs). Gas costs consist of two types — Commodity and Non-Commodity costs. The two types are tracked independently and may cause both an accounts receivable from and an accounts payable to customers.

For each utility subsidiary, the Commission conducts annual proceedings regarding the reconciliation of revenues from the Gas Charge and related gas costs. In these proceedings, the accuracy of the reconciliation of revenues and costs is reviewed and the prudence of gas costs recovered through the Gas Charge is examined by interested parties. If the Commission were to find that the reconciliation was inaccurate or any gas costs were imprudently incurred, the Commission would order the utility to refund the affected amount to customers through subsequent Gas Charge filings. The proceedings are typically initiated shortly after the close of the fiscal year and take at least a year to 18 months to complete. Proceedings regarding Peoples Gas and North Shore Gas for the fiscal year 2001 costs are currently pending before the Commission. On August 7, 2003, three intervenors (CUB, the AG and Chicago) filed testimony in Peoples Gas' proceeding and one intervenor (CUB) filed testimony in North Shore Gas' proceeding. Issues raised by the intervenors in the Peoples Gas proceeding related primarily to not having financially hedged gas costs during the winter of 2000-2001 and the use of its Manlove storage field to support transactions with third parties ("hub" transactions). Each of the intervenors requested disallowances, which vary in amount depending upon the issues raised and the assumptions and methodologies used to measure the impact of the issues. In the Peoples Gas proceeding, the AG and CUB have requested disallowances, which range from $8 million to $56 million, covering a variety of alleged issues other than financial hedging. CUB has requested an additional disallowance of $53 million and Chicago has requested a disallowance of $230 million based on the financial hedging issue. In the North Shore Gas proceeding, CUB raised only the hedging issue and recommended a disallowance of $10 million.

The Staff filed its testimony in these proceedings on August 15, 2003. The Staff requested a disallowance of $31 million in the Peoples Gas proceeding and $1.4 million in the North Shore Gas proceeding covering a variety of alleged issues, none of which related to hedging.

Peoples Gas and North Shore Gas submitted rebuttal testimony in response to the Staff and the intervenors on November 13, 2003. In that testimony, Peoples Gas stated that it would not oppose two disallowances proposed by the Staff, totaling approximately $5.2 million. One of these proposed disallowances, totaling $4.7 million, results in a change in the treatment for accounting and rate making purposes of gas used to support operational capabilities of Peoples Gas' underground storage. This change has no immediate effect on net income because amounts previously recovered through the Gas Charge will be capitalized as property, plant and equipment and depreciated over the asset's useful life. An offsetting liability for this amount, which is expected to be refunded to customers, will be recorded. Peoples Gas will also record property, plant and equipment and liabilities totaling $5.9 million for similar amounts recovered through the Gas Charge in fiscal 2003 and fiscal 2002. These transactions will be recorded in the first quarter of fiscal 2004. Peoples Gas opposed all other proposed disallowances and North Shore Gas opposed all disallowances in its case. The remaining procedural schedule provides for the Staff and intervenors to file rebuttal testimony, Peoples Gas and North Shore Gas to file surrebuttal testimony and evidentiary hearings to be held. An order from the Commission is not expected before the fourth quarter of fiscal 2004.

The Company believes that its fiscal 2001 purchasing practices were consistent with the standards applied by the Commission in its past Orders and upheld by the Illinois courts. Although the Company cannot predict the outcome of these proceedings, the Company believes that it conducted business prudently and in the best interest of customers within these established standards.

Fiscal year 2002 Gas Charge reconciliation cases were initiated on November 7, 2002. Peoples Gas and North Shore Gas each filed direct testimony on August 1,2003. A status hearing is scheduled for February 10, 2004. Fiscal year 2003 Gas Charge reconciliation cases were initiated on November 12, 2003. Peoples Gas' and North Shore Gas' direct testimony is due on April 1, 2004. A status hearing is scheduled for May 12, 2004.

L. Recovery of Costs of Environmental Activities Relating to Former Manufactured Gas Operations

For each utility subsidiary, the Commission conducts annual proceedings regarding the reconciliation of revenues from the operation of a rate mechanism approved by the Commission and known as "Rider 11 — Adjustment for Incremental Costs of Environmental Activities" and related environmental costs. In these proceedings, the accuracy of the reconciliation of revenues and costs is reviewed and the prudence of environmental costs recovered through Rider 11 is examined by interested parties. If the Commission were to find that the reconciliation was inaccurate or any environmental costs were imprudently incurred, the Commission would order the utility to refund the affected amount to customers through subsequent Rider 11 filings. The proceedings are typically initiated after the close of the fiscal year and take at least a year to 18 months to complete. Proceedings regarding Peoples Gas and North Shore Gas for the fiscal year 2001 costs are final and the Commission has accepted the fiscal year 2001 costs as reported. Proceedings regarding Peoples Gas and North Shore Gas for the fiscal year 2002 costs are ongoing. The fiscal year 2002 Rider 11 reconciliation case for each utility subsidiary was initiated March 12, 2003. On May 12, 2003, each utility filed its direct testimony and exhibits. The administrative law judge has granted three motions by the Staff to extend the time for it to file its direct testimony, which is now due on January 22, 2004. The utilities' rebuttal testimony is due on February 12, 2004. The evidentiary hearing is scheduled for March 4, 2004. (See Note 5A.)

M. Derivative Instruments and Hedging Activities

The Company has hedged various anticipated cash flow transactions through December 2006. The majority of these hedges are related to the Company's forecasted sales of oil and gas produced by its Oil and Gas Production subsidiary. During the 12 months ended September 30, 2003, the Company recorded a $25.5 million loss ($16.4 million, net of tax) related to oil and gas hedge activity. The majority of this activity was recorded in AOCI as of September 30, 2003, with the exception of gains and losses attributable to hedges entered into and settled during the 12 months of fiscal 2003, which accounted for $4.4 million. The Company anticipates reclassifying, in the next 12 months as the underlying hedged physical transactions are recorded in earnings, $13.4 million of deferred losses from AOCI into earnings, as calculated using commodity prices at September 30, 2003. As of September 30, 2003, the Company has $34.7 million of derivative liabilities, $8.4 million of derivative assets, and cumulative deferred losses in AOCI of $15.6 million, net of taxes, related to oil and gas cash flow hedges.

The Company's Midstream Services segment also uses derivative instruments to hedge its storage and transportation assets. As of September 30, 2003, the recorded loss in AOCI related to cash flow hedge activity is $1.5 million, net of taxes. The Company anticipates reclassifying all of this activity into earnings over the next 12 months as the underlying hedged physical transactions are recorded in earnings. As of September 30, 2003, the Company has $0.1 million of derivative liabilities, $2.6 million of derivative assets and cumulative deferred losses in AOCI of $1.5 million, net of taxes, related to the Midstream Services segment's cash flow hedges.

The Company also records adjustments to AOCI to reflect its share of AOCI amounts recorded by partnerships related to their hedging activity. The Company records an offsetting amount to its investment in the partnership. As of September 30, 2003, the recorded loss in AOCI related to these investments was $3.9 million, net of taxes.

Peoples Gas and North Shore Gas, as part of the gas price protection program, use derivative transactions to mitigate volatility in their respective Gas Charges. Since these derivative instruments are not designated as hedges and are employed to support gas costs charged to regulated gas customers, the accounting for these derivative instruments is subject to SFAS No. 71. As of September 30, 2003, Peoples Gas and North Shore Gas have net regulatory assets related to these transactions of $10.8 million and $2.9 million, respectively. Any realized gains or losses associated with this activity will be included in gas costs passed through to utility customers.

The Company periodically utilizes derivative instruments to reduce interest rate risk associated with the issuance of debt. During fiscal 2003, the Company entered into treasury lock agreements totaling $115.0 million that hedged the 10-year treasury component of a portion of the total anticipated fiscal 2003 debt financings. On April 24, 2003, in connection with the issuance of the utility subsidiaries' new debt, the Company unwound all of its treasury lock positions resulting in a $0.7 million loss recorded by Peoples Gas and a $0.4 million loss recorded by North Shore Gas to other comprehensive income. This amount will be amortized over the 10-year term of the debt.

The Company periodically makes deposits with brokers in order to satisfy margin requirements. As of September 30, 2003 and 2002, the total balance of these deposits was $19.4 million and $28.6 million, respectively.

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," amended by SFAS No. 137 and SFAS No. 138 (collectively "SFAS No. 133") on October 1, 2000. As a result of adopting the standard, the Company recorded a "Cumulative Effect of Accounting Change" transitional adjustment. The transitional impact on the financial statements of adopting SFAS No. 133 as of October 1, 2000, was to reduce earnings by $34,000, net of tax; reduce AOCI by $23.6 million, net of tax; record a liability of $40.0 million; record an increase in investment in equity investees of $0.9 million; and record deferred taxes of $15.5 million.

N. Statement of Cash Flows

For purposes of reporting cash flows, the Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

Under the Company's cash management practices, checks issued pending clearance that result in overdraft balances for accounting purposes are included in the accounts payable balance and total $5.7 million and $17.1 million as of September 30, 2003 and 2002, respectively.

The return of capital investments in fiscal 2002 related to advances to the Elwood partnership and project financing. Although most of the returns reported in the Statement of Cash Flows are related to Elwood, some returns of capital relate to the liquidation of a part of the Oil and Gas Production equity investment in EnerVest.

O. Recent Accounting Pronouncements Adopted within the Current Fiscal Year

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." It provides guidance on how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise was generally effective for the fourth quarter ended September 30, 2003. The Company was not affected by this standard.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies the accounting and reporting for derivative instruments, including embedded derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." It amends SFAS No. 133 to reflect the decisions made as part of the Derivatives Implementation Group and in other FASB projects or deliberations. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. As of September 30, 2003 there have been no significant impacts on the Company from adopting SFAS No. 149. However, management expects that more transactions in the Midstream Services segment will be subject to mark-to-market accounting in fiscal 2004.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." It is an amendment of SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and Accounting Principles Board (APB) No. 28, Interim Financial Reporting. In addition, this statement allows companies to continue to report using the intrinsic method. It amends the disclosure requirements of SFAS No. 123 for reporting under the intrinsic method to require prominent disclosures in both annual and interim financial statements about the pro forma stock option expense. The Company has continued to report based on the intrinsic method and has more prominently disclosed pro forma stock option expense. (See Note 1G.)

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of SFAS Nos. 5, 57 and 107 and rescission of FIN 34." FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees and in certain circumstances requires recognition of a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company adopted the disclosure requirements of FIN 45 in the first quarter of fiscal 2003 (see Note 6). The recognition and measurement provisions of FIN 45 were effective for guarantees issued or modified after December 31, 2002, however, there was no impact on the Company.

On October 25, 2002, the FASB through EITF Issue 02-03, "Issues Involved in Accounting for Contracts under EITF 98-10," rescinded EITF 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The rescission did not have an effect on the Company.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires an entity to record a liability and corresponding asset representing the present value of legal obligations associated with the retirement of tangible, long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 2002. The Company adopted the standard on October 1, 2002 and did not record any significant adjustments.

2: Business Segments

The Company has six business segments: Gas Distribution, Power Generation, Midstream Services, Retail Energy Services, Oil and Gas Production and Other. Operating income also includes the effect of corporate activities and consolidating adjustments.

The Company has determined its business segments based on regulation and on type of products or services and activity related to those products or services, such as production versus marketing of natural gas. These segments are consistent with how the Company's senior management develops overall strategy for the Company. The financial performance of each segment is evaluated based on its operating income. The accounting policies of the six segments are the same as those described in Note 1A. No single customer represents more than 10 percent of consolidated revenues. All of the segments' reportable revenues are derived from sources within the United States and all segments' reportable long-lived assets are located in the United States.

The Gas Distribution segment is the Company's core business. Its two regulated utilities purchase, store, distribute, sell and transport natural gas to approximately one million retail customers through a 6,000-mile distribution system serving Chicago and 54 communities in northeastern Illinois. The Company also owns a storage facility in central Illinois and a pipeline system that connects the facility and seven major interstate pipelines to Chicago.

The Power Generation segment is engaged in the development, construction, operation and ownership of electric generation facilities for sales to electric utilities and marketers. The segment is a 50 percent investor in Elwood and a 27 percent investor in SCEP.

The Midstream Services segment performs wholesale activities that provide value to utilities, marketers and pipelines. The Company, through Peoples Gas, utilizes its storage and pipeline supply assets as a natural gas hub. It also owns and operates a propane-based peaking plant and is active in other asset-based wholesale activities.

The Retail Energy Services segment provides gas, electricity and energy management services to industrial, commercial and residential customers regionally within Illinois.

The Oil and Gas Production segment is active in the acquisition, development and production of oil and gas reserves in selected onshore basins in the United States. The Company also has an equity investment in EnerVest, which develops and manages a portfolio of oil and gas producing properties.

The Company is involved in other activities such as district heating and cooling. The business development activities do not fall under the above segments and are reported in the Other segment.

Total segment capital assets include net property, plant and equipment and certain intangible assets classified in other investments.

Financial data by business segment is summarized below.

(In Thousands)	Gas Distribution	Power Generation	Midstream Services	Retail Energy Services	Oil and Gas Production	Other	Corporate and Adjustments	Total
For Fiscal Year Ended September 30, 2003								
Revenues	$1,512,444	$ —	$306,833	$251,108	$106,359	$ 195	$(38,545)	$2,138,394
Depreciation, depletion and amortization	67,580	127	429	1,645	41,935	17	92	111,825
Equity investment income (loss)	—	15,805	—	—	509	1,023	—	17,337
Operating income (loss)	174,382	11,256	13,521	3,499	31,852	(133)	(24,863)	209,514
Segment capital assets — net	1,557,327	1,284	6,293	7,246	269,283	1,035	1,789	1,844,257
Investments in equity investees	—	117,535	—	—	20,741	3,866	—	142,142
Capital spending	81,999	3,074	15	1,078	98,221	1,052	1,712	187,151
For Fiscal Year Ended September 30, 2002								
Revenues	$1,067,297	$ 4,619	$193,004	$167,787	$ 65,710	$ 48	$(15,931)	$1,482,534
Depreciation, depletion and amortization	68,779	120	749	1,758	27,312	30	104	98,852
Equity investment income (loss)	—	11,216	1,297	—	(2,134)	417	—	10,796
Operating income (loss)	169,578	10,065	12,802	1,549	16,142	(777)	(24,949)	184,410
Segment capital assets — net	1,547,891	1,002	6,029	8,370	215,870	1,231	925	1,781,318
Investments in equity investees	—	123,254	—	—	27,400	4,203	—	154,857
Capital spending	92,648	56,725	4,620	329	45,748	625	53	200,748
Return of advances to joint venture partnerships	—	(147,616)	—	—	—	—	—	(147,616)
For Fiscal Year Ended September 30, 2001								
Revenues	$1,835,427	$ —	$131,957	$256,535	$ 53,988	$ 123	$ (7,812)	$2,270,218
Depreciation, depletion and amortization	68,351	1	536	1,660	22,292	66	284	93,190
Equity investment income (loss)	—	24,566	11,348	—	6,427	847	—	43,188
Operating income (loss)	183,168	19,946	18,016	(3,007)	19,130	(880)	(26,488)	209,885
Segment capital assets — net	1,529,279	5,061	6,517	10,177	199,746	2,453	1,064	1,754,297
Investments in equity investees	—	116,663	11,665	—	27,375	4,787	—	160,490
Capital spending	97,661	14,180	2,163	3,158	146,016	1,006	18	264,202
Advances to joint venture partnerships	—	79,174	—	—	—	—	—	79,174

The table below summarizes net capital investments.

(In Thousands) For Fiscal Years Ended September 30,	2003	2002	2001
Capital investments			
Segment capital assets — net	$1,844,257	$1,781,318	$1,754,297
Investments in equity investees	142,142	154,857	160,490
Other investments not included in above categories	18,904	15,476	14,461
Total capital investments — net	$2,005,303	$1,951,651	$1,929,248

3: Equity Investments
The Company has several investments that are accounted for as unconsolidated equity method investments. During the second quarter of fiscal 2002, the Company acquired Enron Midwest's 50 percent interest in enovate, its partnership with Enron. Results from this business were recorded in the Midstream Services segment as a consolidated subsidiary from March 2002 until enovate was liquidated in September 2002. Individually, the Company's equity investments do not meet the requirements for financial disclosure. However, in aggregate these investments were material. The Company records its share of income gains and losses based on financial information it receives from the partnerships. The Company is not a managing partner in any of these investments.

The following table summarizes the aggregate financial results and financial position of the unconsolidated equity method investments.

(In Thousands) For Fiscal Years Ended September 30,	2003	2002	2001
Revenues	$166,119	$241,569	$437,345
Operating income	80,037	62,185	102,734
Interest expense	35,294	41,911	8,263
Net income (loss)	45,475	20,771	95,549
Total assets	847,606	895,400	1,026,063
Total liabilities	446,740	467,500	673,152

The following table summarizes equity method investment ownership percentage and related equity investment income (loss).

		Ownership Percentage			Equity Investment Income (Loss)		
(In Thousands)		At September 30,			For Fiscal Years Ended September 30,		
Investment	Segment	2003	2002	2001	2003	2002	2001
Elwood	Power	50	50	50	$ 9,792	$ 9,840	$24,566
SCEP[(1)]	Power	27	30	—	6,013	1,376	—
enovate[(1)]	Midstream	—	—	50	—	1,297	11,348
EnerVest	Oil and Gas	30	30	29	509	(2,134)	6,427
Trigen-Peoples	Other	50	50	50	1,020	516	778
Peoples NGV[(1)]	Other	—	50	50	3	(99)	69
Total equity investment income (loss)					$17,337	$10,796	$43,188
Undistributed partnership income included in the Company's retained earnings at the end of each period					$11,772	$16,512	$17,163

(1) The Company's investment interest in SCEP began in the fourth quarter of fiscal 2002. The Company liquidated its investments in enovate and Peoples NGV in the second quarter of fiscal 2002 and the first quarter of fiscal 2003, respectively.

4: Concentration of Credit Risk
Peoples Gas provides natural gas service to approximately 825,000 customers within Chicago. North Shore Gas provides natural gas service to about 150,000 customers within approximately 275 square miles in northeastern Illinois. Credit risk for the utility companies is spread over a diversified base of residential, commercial and industrial customers.

Peoples Gas and North Shore Gas encourage customers to participate in their long-standing budget payment programs, which allow the cost of higher gas consumption levels associated with the heating season to be spread over a 12-month billing cycle. Customers' payment records are continually monitored and credit deposits are required, when appropriate.

Peoples Energy Resources, the Company's Midstream Services and Power Generation subsidiary, buys and sells natural gas through a variety of counterparties. In addition, the Company has ownership interests in two natural gas fired power plants: Elwood (50 percent) and SCEP (27 percent). Elwood's plant capacity and output has been sold on a long-term basis to three counterparties: Aquila, Engage and Exelon. SCEP's plant capacity and output has been sold on a long-term basis to Exelon.

Moody's and S&P's Ratings Services rate Aquila's senior unsecured debt as below investment grade. As a result of Aquila's credit ratings, Aquila has provided Elwood with security in the form of letters of credit and a cash escrow equal to one year of capacity payments of approximately $37.3 million. In the event Aquila does not fulfill its payment obligations or terminates its power sales agreements and Elwood cannot make adequate alternate arrangements, Elwood could suffer a revenue shortfall or an increase in its costs that could adversely affect the ability of Elwood to fully perform its obligations under the indenture related to its outstanding bonds. If Elwood is adversely affected by the failure of Aquila to make payments under its power sales agreements, the Company may receive substantially reduced or no investment income from Elwood. At this time, the Company cannot determine whether or to what extent Aquila's failure to pay Elwood would result in a material adverse effect on the Company.

Peoples Energy Services, the Company's Retail Energy Services subsidiary, sells natural gas and electricity to approximately 18,500 commercial and industrial customers in northern Illinois.

As of September 30, 2003, Peoples Energy Production, the Company's Oil and Gas Production subsidiary, operated 126 wells with approximately 90 percent of the production from these wells being sold to a single marketer, Cima Energy LLC. In addition, the Company owns nonoperated interests in 332 wells, which are managed by 53 operators.

5: Environmental Matters

A. Former Manufactured Gas Plant Operations

The Company's utility subsidiaries, their predecessors and certain former affiliates operated facilities in the past at multiple sites for the purpose of manufacturing gas and storing manufactured gas. In connection with manufacturing and storing gas, various by-products and waste materials were produced, some of which might have been disposed of rather than sold. Under certain laws and regulations relating to the protection of the environment, the subsidiaries might be required to undertake remedial action with respect to some of these materials. Two of the manufactured gas sites are discussed in more detail below. The subsidiaries are addressing an additional 32 manufactured gas sites under a program supervised by the Illinois Environmental Protection Agency (IEPA). Investigations have been completed at all or portions of 27 sites. Remediations have been completed at all or portions of four sites.

The United States Environmental Protection Agency (EPA) has identified North Shore Gas as a PRP under CERCLA at the Waukegan Coke Plant Site located in Waukegan, Illinois (Waukegan Site). The Waukegan Site is part of the Outboard Marine Corporation (OMC) Superfund Site. The EPA also has identified General Motors Corporation, OMC, Elgin Joliet and Eastern Railway Company, Larsen Marine Service and the City of Waukegan as PRPs at the Waukegan Site. OMC has filed for bankruptcy.

In September 1999, the EPA issued the Record of Decision (ROD) selecting the remedial action for the Waukegan Site. The selected remedy is based upon commercial/industrial land use and consists of on-site treatment of groundwater and off-site disposal of soil containing polynuclear aromatic hydrocarbons and arsenic. The EPA has estimated the present worth of the remedy to be $26.5 million (representing the present worth of estimated capital costs and of estimated operation and maintenance costs). North Shore Gas and the other PRPs (except for the City of Waukegan) are conducting the remedial design for the Waukegan Site pursuant to an administrative order on consent.

North Shore Gas and the other parties notified by the EPA have been discussing implementation of the remedy and the allocation of costs associated with the investigation and remediation of the Waukegan Site. North Shore Gas has entered into a settlement with one of the PRPs and is continuing discussions with the remaining parties.

In June 2002, the City of Waukegan purchased the Waukegan Site from the OMC bankruptcy trustee. In October 2002, the City of Waukegan rezoned the property from industrial to residential. The City of Waukegan also enacted an ordinance that purports to require the remediation of soil, at sites within a defined geographic area that includes the Waukegan Site, to levels more stringent than those set forth in the ROD.

In May 2003, the EPA began negotiations with North Shore Gas and the other PRPs regarding a consent decree for the performance of the remedial action selected in the ROD. In August 2003, the City of Waukegan petitioned the EPA to amend the ROD so as to make the remedy and cleanup standard consistent with various proposed future uses of the Waukegan Site, including urban residential development. The EPA has extended the moratorium on enforcement action in order to give the City of Waukegan and the other parties the opportunity to reach agreement on future land use issues. The EPA has informed the parties that it will conclude negotiations for a consent decree, make a determination on the City of Waukegan's application to amend the ROD, and use its statutory authority to pursue cleanup if the PRPs do not reach an agreement. The parties are continuing discussions among themselves and with the EPA regarding these matters.

At this time, management is unable to determine whether, or to what extent, the change in ownership, change in zoning, enactment of the ordinance or request to amend the ROD will affect remedial costs at the Waukegan Site.

The current owner of a site in Chicago, formerly called Pitney Court Station, filed suit against Peoples Gas in federal district court under CERCLA. The suit seeks recovery of the past and future costs of investigating and remediating the site. Peoples Gas is contesting this suit. The current owner of a portion of another site in Chicago, formerly called the 22nd Street Station, has notified Peoples Gas that it intends to file suit under the Resource Conservation and Recovery Act seeking an order directing Peoples Gas to remediate the site.

The utility subsidiaries are accruing and deferring liabilities incurred in connection with all of the manufactured gas sites, including related legal expenses, pending recovery through rates or from other entities. At September 30, 2003, the total of the costs deferred (stated in current year dollars) for Peoples Gas was $125.5 million; for North Shore Gas the total was $38.0 million; and for the Company on a consolidated basis the total deferred was $163.5 million. Each of these amounts includes management's best estimates of the costs the utilities will spend in investigating and remediating the manufactured gas sites. Management estimates that additional costs in the following amounts are reasonably possible: for Peoples Gas, $64.6 million; for North Shore Gas, $26.8 million; and for the Company on a consolidated basis, $91.4 million. Management's estimates are based upon an ongoing review by management and its outside consultants of potential costs associated with conducting investigative and remedial actions at the manufactured gas sites, including updated estimates based on completed investigations or specific remedial plans. While each subsidiary intends to seek contribution from other entities for the costs incurred at the sites, the full extent of such contributions cannot be determined at this time.

Peoples Gas and North Shore Gas filed suit against a number of insurance carriers for the recovery of environmental costs relating to the utilities' former manufactured gas operations. The suit asked the court to declare, among other things, that the insurers are liable under policies in effect between 1937 and 1986 for costs incurred or to be incurred by the utilities in connection with five of their manufactured gas sites in Chicago and Waukegan. The utilities also asked the court to award damages stemming from the insurers' breach of their contractual obligation to defend and indemnify the utilities against these costs. As of September 30, 2003, the utilities have reached settlement agreements with all of the insurance carriers, except for one that is in liquidation. On October 29, 2003, pursuant to the agreement of the parties, the court dismissed the suit against the remaining defendant insurers without prejudice to the utilities' right to pursue claims at a later point in time against the non-settling insurer. The court's order terminates the litigation. The utilities are applying portions of the proceeds from these settlements to pay costs otherwise recoverable through rates. The costs deferred at September 30, 2003 have been reduced by the portions of the settlement proceeds that have been received prior to September 30, 2003, and that have yet to be applied to pay such costs.

Management believes that the liabilities incurred by Peoples Gas and by North Shore Gas for environmental activities relating to former manufactured gas operations are recoverable from insurance carriers, other entities or through rates for utility service. Accordingly, management believes that the costs incurred by the subsidiaries in connection with former manufactured gas operations will not have a material adverse effect on the financial position or results of operations of the utilities. Peoples Gas and North Shore Gas are recovering the costs of environmental activities relating to the utilities' former manufactured gas operations, including carrying charges on the unrecovered balances, under rate mechanisms approved by the Commission.

B. Former Mineral Processing Site in Denver, Colorado
In 1994, North Shore Gas received a demand from the S.W. Shattuck Chemical Company, Inc. (Shattuck), a responsible party under CERCLA, for reimbursement, indemnification and contribution for response costs incurred at a former mineral processing site in Denver, Colorado (Denver site). Shattuck is a wholly owned subsidiary of Salomon, Inc. (Salomon). The demand alleges that North Shore Gas is a successor to the liability of a former entity that was allegedly responsible during the period 1934-1941 for the disposal of mineral processing wastes containing radium and other hazardous substances at the site. In 1992, the EPA issued the ROD for the Denver site. The remedy selected in the ROD consisted of the on-site stabilization, solidification and capping of soils containing radioactive wastes. In 1997, the remedial action was completed. The cost of the remedy at the site has been estimated by Shattuck to be approximately $31 million. Salomon has provided financial assurance for the performance of the remediation of the site.

North Shore Gas filed a declaratory judgment action against Salomon in the District Court for the Northern District of Illinois. The suit asked the court to declare that North Shore Gas is not liable for response costs at the Denver site. Salomon filed a counterclaim for costs incurred by Salomon and Shattuck with respect to the site. In 1997, the District Court granted North Shore Gas' motion for summary judgment, declaring that North Shore Gas is not liable for any response costs in connection with the Denver site.

In 1998, the United States Court of Appeals, Seventh Circuit, reversed the District Court's decision and remanded the case for determination of what liability, if any, the former entity has, and therefore North Shore Gas has, for activities at the site.

In 1999, the EPA announced that it was reopening the ROD for the Denver site. The EPA's announcement followed a six-month scientific/technical review by the agency of the remedy's effectiveness. In 2000, the EPA amended the ROD to require removal of the radioactive wastes from the site to a licensed off-site disposal facility. The EPA estimates that this action will cost an additional $21.5 million (representing the present worth of estimated capital costs and estimated operation and maintenance costs).

In December 2001, Shattuck entered into a proposed settlement agreement with the United States and the State of Colorado regarding past and future response costs at the site. In August 2002, the agreement was approved by the District Court for the District of Colorado. Under the terms of the agreement, Shattuck will pay, in addition to amounts already paid for response costs at the site, approximately $7.2 million in exchange for a release from further obligations at the site. The release will not apply in the event that new information shows that the remedy selected in the amended ROD is not protective of human health or the environment or if it becomes necessary to remediate contaminated groundwater beneath or emanating from the site.

North Shore Gas does not believe that it has liability for the response costs, but cannot determine the matter with certainty. At this time, North Shore Gas cannot reasonably estimate what range of loss, if any, may occur. In the event that North Shore Gas incurred liability, it would pursue reimbursement from insurance carriers, other responsible parties, if any, and through its rates for utility service.

6: Commitments and Contingencies

A. Contractual Cash Obligations

Total commitments at September 30, 2003 were $1,163.9 million. Other long-term obligations include gas purchases, storage, transportation, computer related and miscellaneous long-term commitments and short-term capital purchase commitments. The following table summarizes long-term minimum contractual obligations.

(In Millions)	Payments Due by Period				
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Contractual cash obligations					
Long-term debt[1]	$ 896.3	$ —	$ —	$ —	$896.3
Operating leases	37.3	3.9	7.2	6.3	19.9
Other long-term obligations[2]	230.3	82.6	99.6	37.6	10.5
Total contractual cash obligations	$1,163.9	$86.5	$106.8	$43.9	$926.7

(1) Includes $152.0 million of adjustable rate bonds classified as short-term debt due to bondholder tender rights. (See Note 11.)

(2) Includes gas purchases, storage, transportation, computer related and miscellaneous long-term and short-term capital purchase commitments.

B. Other Commercial Commitments

As of September 30, 2003, there were $55.3 million of guarantees for debt service and operational guarantees of the Company's unconsolidated equity investments compared to $55.4 million at September 30, 2002. Standby letters of credit were $6.5 million compared to $4.7 million at September 30, 2002. The following table summarizes other commercial commitments.

(In Millions)	Commitments by Period				
	Total Amounts Committed	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Other commercial commitments					
Standby letters of credit	$ 6.5	$4.4	$ —	$0.1	$ 2.0
Guarantees of unconsolidated equity investees	55.3	—	12.5	—	42.8
Total other commercial commitments	$61.8	$4.4	$12.5	$0.1	$44.8

The following table summarizes guarantees of unconsolidated equity investees.

(In Millions) September 30,		2003	2002
Guarantees of unconsolidated equity investees			
Elwood	— Debt service reserve account	$13.8	$13.9
	— Operational	22.5	22.5
Trigen-Peoples	— Operational	19.0	19.0
Total guarantees of unconsolidated equity investees		$55.3	$55.4

The Company and Dominion have each guaranteed 50 percent of the amount required to be maintained by Elwood in a debt service reserve account related to the facility's financing. The amount of the Company's guarantee varies over the life of the loan but will not exceed $16.5 million. The Company has the right to terminate the guarantee upon Elwood's depositing sufficient cash in the debt service reserve account. Until such time, the guarantee continues until bonds are redeemed in full, which is scheduled to occur July 5, 2026.

The Company has guaranteed 50 percent of Elwood's operational obligations to Aquila in connection with the Aquila power sales agreements. The Company's aggregate liability under the guarantees is limited to $10.0 million. The guarantees terminate August 31, 2016 and August 31, 2017. The Company has also guaranteed 50 percent of Elwood's operational obligations to Engage in connection with the Engage power sales agreement. The Company's aggregate liability under this guarantee is limited to $12.5 million. The guarantee terminates December 31, 2004.

The Company and Trigen Energy Corporation (Trigen) are equal partners in Trigen-Peoples, which provides heating and cooling services to the Metropolitan Pier and Exposition Authority (MPEA) at the McCormick Place Exposition Center in Chicago pursuant to a Development and Energy Services Agreement (MPEA Agreement). Under the MPEA Agreement, Trigen-Peoples must deliver to MPEA and maintain a standby letter of credit to secure Trigen-Peoples' obligations. In addition, the Company and Trigen have provided MPEA with a joint and several guarantee of Trigen-Peoples' obligations under the MPEA Agreement. The guarantee is limited to $11.0 million, plus providing from $4.0 million to $8.0 million in replacement letters of credit, of which the Company would be entitled to collect half of such amounts from Trigen. The guarantee continues for the term of the MPEA Agreement, which ends January 1, 2022.

The Company and Trigen are also party to a Sponsor Support and Equity Contribution Agreement (Sponsor Agreement) with Trigen-Peoples' lender, The Prudential Insurance Company of America (Prudential). Under the Sponsor Agreement, the Company and Trigen each agree to pay Prudential 50 percent of Trigen-Peoples' outstanding loan obligations only upon the occurrence of certain events relating to material destruction of the plant, taking of the plant by eminent domain, purchase of the plant by MPEA or default by Trigen-Peoples, the Company or Trigen of certain obligations under the MPEA Agreement and only to the extent that proceeds received by Trigen-Peoples as a result of any such events, plus other cash of Trigen-Peoples, are not sufficient to pay the Prudential loan obligations. None of such events is currently expected to occur. Trigen-Peoples' outstanding loan from Prudential was $30.1 million at September 30, 2003. The guarantee continues until payment of the Prudential loan in full, expected to occur December 31, 2017. The Company is not able to estimate the maximum potential amount of future payments under the Sponsor Agreement, if any, because it cannot ascertain the amount of eminent domain proceeds that would be available to the partnership in the unlikely event of a government taking of the plant, nor can it estimate the amount of yield maintenance premium payable with respect to the partnership's loan obligations as such amount is a function of the outstanding loan balance and interest rates at the time the event occurs.

C. Operating Leases

The Company and subsidiaries lease office space under agreements that expire in various years through 2014. During fiscal 2003, the Company extended the lease for its headquarters for an additional five years to August 31, 2014. The rental obligations consist of a base rent plus operating expenses and taxes. Rental expenses under operating leases were $9.7 million, $9.2 million and $8.7 million for September 30, 2003, 2002 and 2001, respectively. The minimum rental commitments payable in future years under all noncancelable leases are summarized on the table in section A of this note.

7: Reserve for Uncollectible Accounts

The Company's subsidiaries accrue for estimated uncollectible accounts as revenues are recorded. The accrual rates are established based upon historical experience and projections of future charge-offs resulting from various factors, including the impacts of natural gas prices and weather. Each quarter, the Company's subsidiaries update the projection of future charge-offs based upon the most current information available, and adjust the reserve for uncollectible accounts, if necessary.

The following table summarizes accounts receivable and reserve for uncollectible accounts balances of the Company's utility subsidiaries.

	Peoples Gas Accounts Receivable Balance		North Shore Gas Accounts Receivable Balance	
(Dollars in Millions) At September 30,	2003	2002	2003	2002
Gross customer accounts receivable	$ 160.4	$152.4	$ 17.1	$ 14.0
Reserve for uncollectible accounts	29.2	31.6	1.0	0.5
Net customer accounts receivable	$ 131.2	$120.8	$ 16.1	$ 13.5
Reserve for uncollectible accounts as a percent of gross customer accounts receivable	18.2%	20.7%	5.8%	3.6%

	Peoples Gas		North Shore Gas	
For Fiscal Years Ended September 30,	2003	2002	2003	2002
Provision for uncollectible accounts	$ 40.8	$ 41.6	$ 1.7	$ 1.2
Revenues	$1,291.7	$913.5	$232.0	$156.7
Provision for uncollectible accounts as a percent of revenues	3.2%	4.6%	0.7%	0.8%

The utilities have implemented more aggressive policies in an attempt to improve the collection of accounts receivable, such as: requiring deposits from customers identified as high risk for payment problems; prioritizing and expediting disconnection of service to delinquent accounts; utilizing letter writing campaigns and outbound calling to medium- and low-risk customers with delinquent accounts; faster reporting of delinquent accounts to credit reporting agencies and using secondary collection agents when primary collection agents are not successful. Peoples Gas and North Shore Gas believe that their reserves are adequate given what is known at this time. However, the reserve for uncollectible accounts remains an estimate and could require further adjustments if circumstances change.

The following table summarizes Peoples Gas' aging of accounts receivable balances.

(Dollars in Millions)	Total Accounts Receivable	Current	Past Due 30-89 Days	Past Due 90-149 Days	Past Due Over 150 Days
September 30, 2003	$160.4	$60.0	$23.7	$20.4	$ 56.3
Percentage	100	37	15	13	35
September 30, 2002	$152.4	$53.2	$21.7	$19.0	$ 58.5
Percentage	100	35	14	13	38

8: Retirement and Postretirement Benefits

The Company and its subsidiaries participate in two defined benefit pension plans, the Retirement Plan and the Service Annuity System, covering substantially all employees. These plans provide pension benefits that generally are based on an employee's length of service, compensation during the five years preceding retirement and social security benefits. Employees who began participation in the nonunion pension plan July 1, 2001, and thereafter will have their benefits determined based on their compensation during the five years preceding termination of employment and an age-based percentage credited to them for each year of their participation. The Company and its subsidiaries make contributions to the plans based upon actuarial determinations and in consideration of tax regulations and funding requirements under federal law. The Company also has a nonqualified pension plan that provides certain employees with pension benefits in excess of qualified plan limits imposed by federal tax law. Retiring employees have the option of receiving retirement benefits in the form of annuities or a lump sum payment.

In addition, the Company and its subsidiaries currently provide certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for such benefit coverage if they reach retirement age while working for the Company. The plans are funded based upon actuarial determinations and in consideration of tax regulations as well as the Company's funding policy. The Company accrues the expected costs of such benefits over the average remaining service lives of all employees.

Reconciliations of the beginning and ending balances of the projected pension benefit obligation and the accumulated postretirement benefit obligation, reconciliations of the beginning and ending balances of the plan assets, and the funded status of these plans, based on a July 1 to June 30 measurement year, are as follows:

For Fiscal Years Ended September 30,	2003		2002	
(In Millions)	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Change in benefit obligation				
Benefit obligation at beginning of measurement period	$410.4	$105.4	$ 453.9	$104.6
Service cost	13.6	3.6	13.9	3.5
Interest cost	29.2	7.6	32.0	8.0
Participant contributions	—	4.5	—	3.9
Plan amendment	—	(11.4)	(8.3)	(5.9)
Actuarial (gain)/loss	85.3	30.3	30.0	3.7
Benefits paid	(51.3)	(14.4)	(111.1)	(12.4)
Benefit obligation at end of measurement period (June 30)	$487.2	$125.6	$ 410.4	$105.4
Change in plan assets				
Market value of plan assets at beginning of measurement period (June 30)	$485.3	$ 59.6	$ 634.1	$ 72.7
Actual return on plan assets	27.7	1.9	(38.7)	(4.7)
Employer contributions (including nonqualified plans)	6.0	0.1	1.0	0.1
Participant contributions	—	4.5	—	3.9
Benefits paid	(51.3)	(14.4)	(111.1)	(12.4)
Market value of plan assets at end of measurement period	$467.7	$ 51.7	$ 485.3	$ 59.6
Excess (deficit) of plan assets over benefit obligation	$ (19.5)	$ (73.9)	$ 74.9	$ (45.8)
Unrecognized net transition obligation (asset)	(2.2)	21.2	(3.7)	35.9
Unrecognized prior service cost	46.3	—	49.3	—
Unrecognized net (gain)/loss	156.0	24.0	52.6	(8.9)
Contributions: July 1 to September 30	0.1	0.1	5.7	0.1
Prepaid (accrued) benefit cost at September 30	$180.7	$ (28.6)	$ 178.8	$ (18.7)
Amounts recognized in various consolidated balance sheet accounts consist of:				
Prepaid pension cost	$186.9		$ 179.7	
Accrued benefit liability	(76.4)		(1.7)	
Intangible asset	30.5		—	
Accumulated other comprehensive loss	39.7		0.8	
	$180.7		$ 178.8	

The market-related value of assets was set equal to the fair value of assets on October 1, 1994. In each subsequent year, the market-related value of assets is calculated based on five-year smoothing of asset gains and losses. Gains and losses relative to the expected fair value of assets (based on the expected return on assets assumption) are recognized cumulatively in the following manner: 20 percent in the first year, 40 percent in the second year, 60 percent in the third year, 80 percent in the fourth year, and completely recognized in the fifth year.

SFAS No. 87 "Employers' Accounting for Pensions" requires recognition of an additional liability when accrued pension cost on the balance sheet as of the measurement date is less than the plan's unfunded accumulated benefit obligation. As of June 30, 2003, the Retirement Plan had an unfunded accumulated benefit obligation of $27.2 million (accumulated benefit obligation of $221.2 million compared to plan assets of $194.0 million). The Company has a prepaid pension cost on the balance sheet of $43.0 million for the Retirement Plan. Accordingly, the Company recognized an additional minimum liability related to the Retirement Plan of $70.2 million which was offset by an intangible asset of $30.5 million and a charge to accumulated other comprehensive income of $39.7 million ($23.9 million, after tax). The Company's nonqualified pension plan also has an accumulated benefit obligation in excess of plan assets. The accumulated benefit obligation for the nonqualified plan was $4.9 million at June 30, 2003, and $7.4 million at June 30, 2002. There are no plan assets in the nonqualified plan due to the nature of the plan.

Net pension benefit cost and net postretirement benefit cost for all plans included the following components:

(In Millions) For Fiscal Years Ended September 30,	2003	2002	2001
Pension benefit cost			
Service cost — benefits earned during the year	$ 13.5	$ 13.9	$ 11.8
Interest cost on projected pension benefit obligation	29.2	32.0	29.2
Expected return on plan assets (gain)	(51.9)	(55.2)	(57.1)
Amortization of:			
Net transition (asset)/obligation	(1.2)	(1.5)	(1.8)
Prior service cost	3.0	3.9	1.8
Net (gain)/loss	(0.6)	(3.1)	(5.7)
Net periodic benefit cost (credit)	(8.0)	(10.0)	(21.8)
Special benefit cost due to special retirement program	—	—	24.9
Effects of lump sum settlements upon retirement	6.5	(13.2)	(23.2)
Net pension cost (credit)	$ (1.5)	$(23.2)	$(20.1)

(In Millions) For Fiscal Years Ended September 30,	2003	2002	2001
Other postretirement benefit cost			
Service cost — benefits earned during the year	$ 3.6	$ 3.5	$ 4.0
Interest cost on accumulated postretirement benefit obligation	7.6	8.0	8.6
Expected return on plan assets (gain)	(4.5)	(5.5)	(6.3)
Amortization of:			
Net transition (asset)/obligation	3.3	3.8	4.2
Net (gain)/loss	(0.1)	(1.0)	(1.5)
Net periodic postretirement benefit cost	9.9	8.8	9.0
Special benefit cost due to special retirement program	—	—	1.3
Net postretirement benefit cost	$ 9.9	$ 8.8	$ 10.3

The Company follows the procedures specified in SFAS No. 88 to account for unrecognized gains and losses related to the settlement of its pension plans' Projected Benefit Obligations (PBO). During fiscal 2003, as in past fiscal years, a portion of each plan's PBO was settled by the payment of lump sum benefits, resulting in a settlement cost (credit) under SFAS No. 88 for the Service Annuity System, Retirement Plan and Supplemental Plan.

In fiscal 2003, the Company recognized costs of $6.5 million from the settlement of portions of projected pension benefit obligations. The fiscal 2003 settlement cost includes a charge of $4.7 million related to benefits paid out under the Supplemental Plan caused by the retirement of an executive officer of the Company. In fiscal 2002 and 2001, the Company recognized credits of $13.2 million and $23.2 million, respectively, from the settlement of portions of projected pension benefit obligations.

In fiscal 2001, the Company offered a voluntary retirement program. As a result of this program, a special benefit cost of $26.2 million ($24.9 million for pension benefit cost and $1.3 million for postretirement benefit cost) was recognized in fiscal 2001.

In the calculation of the pension benefit cost and the other postretirement benefit cost under the plans, the following actuarial assumptions were used for measurements as of June 30 and benefit costs (credits) for fiscal years beginning October 1:

	2003	2002	2001
Pension benefits			
Discount rate	6.00%	7.50%	8.00%
Long-term rate of return on assets	8.75%	9.00%	9.00%
Assumed future compensation increases	3.75%	4.00%	4.50%
Other postretirement benefits			
Discount rate	6.00%	7.50%	8.00%
Long-term rate of return on assets	8.75%	9.00%	9.00%
Health care cost trend rate	8.00%	5.50%	5.25%

Fiscal 2003 health care cost trend rate reflects the first year of a routine four year rate phase-in process used to project health care costs based on the external trends and the Company's experience. The health care trend rate of 8.00 percent was assumed for fiscal 2004, and will decline gradually to 5.00 percent by fiscal 2007.

The Company bases its discount rate assumption on yields of high quality long-term, fixed-income bonds. The average yield on the Moody's Aa-Rated Long-Term Corporate Bond Index (Index) on or around the measurement date of June 30 is used for guidance. This Index is comprised of bonds issued from both industrial and utility sectors and is the arithmetic average of the average yield for both sectors. The Company considers the dispersion of yields around the Index along with the durations of the Index and pension liability in establishing its discount rate assumption.

A decrease in the assumed discount rate of 25 basis points would have increased 2003 pension expense by $1.6 million and increased 2003 postretirement benefit expense by $0.2 million.

The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point for each future year would have increased the accumulated postretirement benefit obligation at September 30, 2003, by $9.2 million and the aggregate of service and interest cost components of the net periodic postretirement benefit cost by $1.4 million annually. Decreasing the assumed health care cost trend rate by one percentage point for each future year would have decreased the accumulated postretirement benefit obligation at September 30, 2003, by $7.9 million and the aggregate of service and interest cost components of the net periodic postretirement benefit cost by $1.2 million annually.

In addition to the defined benefit pension plans, the Company sponsors 401(k) savings plans for the majority of its employees. The plans allow employees to contribute a portion of their income in accordance with specified guidelines. The Company matches a percentage of the employee contribution up to certain limits. The cost of the Company's matching contribution to the savings plans totaled $3.9 million, $3.7 million and $3.6 million in fiscal 2003, 2002 and 2001, respectively.

9: Tax Matters

A. Income Tax Expense

Total income tax expense as shown on the Consolidated Statements of Income is composed of the following:

(In Thousands) For Fiscal Years Ended September 30,	2003	2002	2001
Current:			
Federal	$32,394	$ 1,200	$49,248
State	1,384	2,441	8,952
Total current income taxes	33,778	3,641	58,200
Deferred:			
Federal	18,943	37,055	(5,805)
State	7,261	6,284	(386)
Total deferred income taxes	26,204	43,339	(6,191)
Investment tax credits — net:			
Federal	(883)	(896)	(928)
State	83	237	268
Total investment tax credits — net	(800)	(659)	(660)
Total income tax expense	59,182	46,321	51,349
Less — Included in cumulative effect of change in accounting principle	—	—	(23)
Net income tax expense	$59,182	$46,321	$51,372

B. Tax Rate Reconciliation

The following is a reconciliation between the computed income tax expense (tax rate of 35 percent times book income before income tax) and the total provision for income tax expense.

For Fiscal Years Ended September 30,		2003		2002		2001
(Dollars in Thousands)	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Computed federal income tax expense	$57,091	35.00	$47,387	35.00	$51,901	35.00
State income taxes — net	5,673	3.48	5,825	4.30	5,743	3.87
Tax credits	(1,065)	(0.65)	(4,523)	(3.34)	(4,682)	(3.16)
Other — net[1]	(2,517)	(1.54)	(2,368)	(1.75)	(1,613)	(1.08)
Total income tax expense	$59,182	36.29	$46,321	34.21	$51,349	34.63

(1) Major items included in Other — net are as follows: Amortization of ITC credits and amortization of excesses and deficiencies.

C. Deferred Income Taxes

Summarized in the table below are the temporary differences which gave rise to the net deferred income tax liabilities (see Note 1F).

(In Thousands) For Fiscal Years Ended September 30,	2003	2002
Deferred tax liabilities:		
Property — accelerated depreciation and other property-related items	$399,987	$359,540
Pension	59,337	71,328
Other[1]	51,047	23,891
Total deferred income tax liabilities	510,371	454,759
Deferred tax assets:		
Alternative minimum tax	(17,360)	(28,700)
Other[1]	(89,637)	(49,961)
Total deferred income tax assets	(106,997)	(78,661)
Net deferred income tax liabilities	$403,374[2]	$376,098[3]

(1) Major items included in Other are regulatory assets, hedging activity, group insurance and provision for uncollectible accounts.

(2) Includes $4.5 million of net current deferred taxes that is classified in other current assets and accounts payable on the balance sheet.

(3) Includes $2.1 million of net current deferred taxes that is classified in other current assets and accounts payable on the balance sheet.

10: Debt Covenants

North Shore Gas' indenture relating to its first mortgage bonds contains provisions and covenants restricting the payment of cash dividends and the purchase or redemption of capital stock. At September 30, 2003, such restrictions amounted to $6.9 million out of North Shore Gas' total retained earnings of $80.9 million.

The Company has revolving credit facilities, which primarily support its commercial paper borrowing. The Peoples Energy credit facilities, and most of the Peoples Gas and North Shore Gas credit facilities, provide that the lenders under such facilities may terminate the credit commitments to the borrowing company and declare any outstanding amounts due and payable if the borrowing company's debt-to-total capital ratio exceeds 65 percent. At September 30, 2003, this ratio, as defined in the credit facilities, was 53 percent for Peoples Energy, 48 percent for Peoples Gas and 40 percent for North Shore Gas.

The Company's indenture relating to its $325.0 million notes due January 15, 2011 has a cross-default provision relating to any other indebtedness greater than $15.0 million. The Company's one- and three-year revolving credit facilities have a cross-default provision relating to any other indebtedness greater than $15.0 million. Peoples Gas' and North Shore Gas' one-year revolving credit facilities have a cross-default provision relating to any other indebtedness greater than $15.0 million for Peoples Gas and $5.0 million for North Shore Gas.

The Indenture of Mortgage, dated January 2, 1926, as supplemented, securing the First and Refunding Mortgage Bonds issued by Peoples Gas, constitutes a direct, first-mortgage lien on substantially all property owned by Peoples Gas. The Indenture, dated April 1, 1955, as supplemented, securing the first mortgage bonds issued by North Shore Gas, constitutes a direct, first-mortgage lien on substantially all property owned by North Shore Gas.

11: Long-Term Debt and Short-Term Debt

A. Changes in Debt Securities

During fiscal year 2003, the Company took advantage of the low interest rate environment to refinance existing debt with lower interest rate debt and to term-up commercial paper and adjustable rate debt. The following table summarizes the changes that have occurred in the composition of the Company's debt. In general, debt classified as short-term due to the technical tender provisions was replaced by long-term debt.

	Changes in Debt Securities			
(Dollars In Millions)	Issuances		Retirements	
Fiscal 2003				
First quarter				
North Shore Gas			$ 24.7	8%, Series J
Second quarter				
Peoples Gas	$ 50.0(1)	5.00% 30-year, Series KK	50.0(1)	6.875%, Series X
	50.0(1)	Variable rate, 30-year (3.05% fixed five years), Series LL	50.0(1)	Variable rate, Series GG
	50.0	4.0% seven-year, Series MM-1		
	150.0		100.0	
Third quarter				
Peoples Gas	75.0	4.625% 10-year, Series NN-1	75.0	6.37%, Series CC
North Shore Gas	40.0	4.625% 10-year, Series N-1	15.0	6.37%, Series L
	115.0		90.0	
Total Fiscal 2003	$265.0		$214.7	
Fiscal 2004				
First quarter				
Peoples Gas	$ 51.0(1)	Auction Rate 34-year, Series OO(2)	$ 27.0(1) 37.5(1)	Variable rate, Series EE Variable rate, Series II
	51.0(1)	Auction Rate 34-year, Series PP(2)	37.5(1) 75.0(1)	Variable rate, Series JJ 5.75%, Series DD
	75.0(1)	Variable rate, 35-year (4.875% fixed 15 years), Series QQ		
Fiscal 2004	$177.0		$177.0	

(1) Tax Exempt

(2) Current Mode Auction Rate 35-day period.

Peoples Gas and North Shore Gas utilize mortgage bonds to secure tax exempt interest rates. The Illinois Development Finance Authority has issued tax exempt bonds for the benefit of Peoples Gas and North Shore Gas and Chicago has issued tax exempt bonds for the benefit of Peoples Gas. Each issuance is secured by an equal principal amount of Peoples Gas' or North Shore Gas' first mortgage bonds.

In March 2003, Peoples Gas issued $50.0 million of 4.00% Series MM-1 bonds, due March 1, 2010 in a private placement with registration rights. On October 15, 2003, Peoples Gas completed a registered exchange offer of $50.0 million principal amount of 4.00% Series MM-2 bonds due March 1, 2010 for all of the outstanding Series MM-1 bonds.

In May 2003, Peoples Gas issued $75.0 million of 4.625% Series NN-1 bonds, due May 1, 2013 in a private placement with registration rights. On October 15, 2003, Peoples Gas completed a registered exchange offer of $75.0 million principal amount of 4.625% Series NN-2 bonds due May 1, 2013 for all of the outstanding Series NN-1 bonds.

In May 2003, North Shore Gas issued $40.0 million of 4.625% Series N-1 bonds, due May 1, 2013 in a private placement with registration rights. On October 15, 2003, North Shore Gas completed a registered exchange offer of $40.0 million principal amount of 4.625% Series N-2 bonds due May 1, 2013 for all of the outstanding Series N-1 bonds.

B. Short-Term Debt

The following table presents a detail of short-term debt by type.

	Fiscal year 2003 Weighted Average Interest Rate %	Balance At September 30, 2003 (In Thousands)	Fiscal year 2002 Weighted Average Interest Rate %	Balance At September 30, 2002 (In Thousands)
Commercial Paper:				
Peoples Energy	1.72	$ —	2.53	$ 3,200
Peoples Gas	1.59	55,949	1.87	82,671
North Shore Gas	1.45	—	2.48	—
Bonds:				
Peoples Gas:				
Adjustable Rate Series EE, due December 1, 2023	1.56	27,000	1.57	27,000
Adjustable Rate Series GG, due March 1, 2030 (called March 2003)	1.84	—	1.55	50,000
Adjustable Rate Series HH, due March 1, 2030	1.47	50,000	1.89	50,000
Adjustable Rate Series II, due March 1, 2030	1.62	37,500	1.59	37,500
Adjustable Rate Series JJ, due March 1, 2030	1.63	37,500	1.99	37,500
Total short-term debt		$207,949		$287,871

Short-term cash needs of Peoples Energy are met through bank loans or the issuance of short-term debt. The outstanding total amount of commercial paper and bank loans under the revolving credit facilities cannot at any time exceed total bank lines of credit then in effect. At September 30, 2003 and 2002, Peoples Energy had lines of credit totaling $150.0 million and $257.7 million, respectively, of which available credit was $150.0 million and $254.5 million, respectively. Agreements covering $75.0 million of these lines will expire in March 2004 and $75.0 million of these lines will expire in March 2006. Such lines of credit cover the projected short-term credit needs of the Company. Payment for the lines of credit is by fee. In addition, at September 30, 2003 and 2002, the Company had approximately $6.5 million and $4.7 million, respectively, of letters of credit outstanding for financial and performance guarantees.

Short-term cash needs of Peoples Gas and North Shore Gas are met through intercompany loans from the Company, bank loans or the issuance of short-term debt. The outstanding total amount of commercial paper and bank loans under the revolving credit facilities cannot at any time exceed total bank lines of credit then in effect. At September 30, 2003 and 2002, Peoples Gas and North Shore Gas had aggregate available lines of credit totaling $167.5 million and $117.3 million, respectively, of which available credit was $111.6 million and $34.6 million. Agreements covering these lines expire in July and August 2004. In addition, Peoples Gas has arranged for an additional seasonal credit facility of $40.0 million for the period of December 15, 2003 to April 15, 2004. Such lines of credit are believed to be adequate to support projected short-term credit needs of the utility subsidiaries. The credit facilities of the Company and its two utilities are expected to be renewed when they expire, although the exact amount of the renewals will be evaluated at that time and may change from the current levels.

12: Earnings Per Share

The following table summarizes average and diluted shares for computing the Company's per-share amounts. The dilution is attributable to stock options outstanding under the Company's LTIC and DSOP. The diluted shares are as follows:

(In Thousands) For Fiscal Years Ended September 30,	2003	2002	2001
As reported shares	36,054	35,454	35,380
Effects of options	139	38	59
Diluted shares	36,193	35,492	35,439

For the fiscal years ended September 30, 2003, 2002 and 2001, options to purchase 526,600, 609,400 and 21,000 shares of common stock, respectively, were excluded from the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the common shares, and therefore were antidilutive.

13: Preferred Stock

The Company has five million shares of Preferred Stock, no par value, authorized for issuance, of which none were issued and outstanding at September 30, 2003.

14: Common Stock

The Company has filed a universal shelf registration statement on Form S-3 for the issuance from time to time of up to 1.5 million shares of common stock pursuant to a continuous equity offering in one or more negotiated transactions or "at-the-market" offerings. Through September 30, 2003, 858,300 shares of common stock have been issued through the continuous equity offering. Proceeds, net of issuance costs, totaled $32.4 million. Subsequent to September 30, 2003, and through December 11, 2003, the Company has not issued any additional shares through the program.

In addition, the Company issues common stock through other plans such as Direct Purchase and Investment Plan and ESPP. In early fiscal 2003, the Company began issuing new shares from open market transactions to satisfy the requirements of these plans. Stock activity is summarized below.

For Fiscal Years Ended September 30,	2003		2002		2001	
(Dollars in Thousands)	Shares	Dollars	Shares	Dollars	Shares	Dollars
Shares outstanding — beginning of period	35,459,006	$301,699	35,398,944	$299,327	35,296,205	$298,042
Shares issued:						
Employee Stock Purchase Plan	12,926	452	12,921	454	10,373	380
Long-Term Incentive Compensation Plan — net	74,213	1,079	31,453	1,518	83,300	676
Shares issued through continuous equity offerings	858,300	32,445	—	—	—	—
Directors Deferred Compensation Plan	6,142	187	14,488	367	8,166	204
Direct Purchase and Investment Plan	279,381	10,683	—	—	—	—
Treasury Shares	—	—	1,200	33	900	25
Total activity for the period	1,230,962	44,846	60,062	2,372	102,739	1,285
Shares outstanding — end of period	36,689,968	$346,545	35,459,006	$301,699	35,398,944	$299,327

The grant of a restricted stock award (RSA) entitles the recipient to vote the shares of Company common stock covered by such award and to receive dividends thereon. The recipient may not transfer or otherwise dispose of such shares until the restrictions thereon lapse. RSAs granted to date vest in equal annual increments over a five-year period from the date of grant. The Compensation Committee of the Company's Board of Directors (or with respect to the Chief Executive Officer, subject to the approval of the nonemployee directors) may, in its sole discretion, accelerate the vesting of any RSA granted under the LTIC. If a recipient's employment with the Company terminates, other than by reason of death, disability, or retirement after attaining age 65, the recipient forfeits all rights to the unvested portion of the RSA, unless the Compensation Committee (with respect to the Chief Executive Officer, subject to the approval of the nonemployee directors) determines otherwise.

The grant of an option enables the recipient to purchase Company common stock at a purchase price equal to the fair market value of the shares on the date the option was granted. The grant of an SAR enables the recipient to receive, for each SAR granted, cash in an amount equal to the excess of the fair market value of one share of Company common stock on the date the SAR is exercised over the fair market value of one share on the date the SAR was granted. Before an option or SAR may be exercised, the recipient must generally complete 12 months of continuous employment subsequent to the grant of the option or SAR. Options and SARs may be exercised within 10 years from the date of grant, subject to earlier termination in case of death, retirement or termination of employment for other reasons.

In December 2002, the Board of Directors, upon the recommendation of the Compensation Committee, amended the DSOP. Under the DSOP, each nonemployee director of the Company will receive, as part of his or her annual retainer beginning in May 2003, an annual award of 1,000 deferred shares of common stock of the Company, which will replace the annual grant of 300 shares and 3,000 options previously provided for by the plan. Deferred shares are automatically deferred until the earliest of (i) the director's retirement from the Company's Board of Directors following attaining the age of 70, (ii) one year after the director ceases to be a director of the Company for any other reason, and (iii) a change of control of the Company and are not delivered by the Company until such date. Directors may elect to defer receipt of common stock in whole, or in part, for a period of time after the date on which distribution would otherwise occur by making an election to receive shares of common stock in installments no later than the calendar year prior to the year in which the distribution would otherwise occur. The director is entitled to receive amounts representing dividends from such deferred shares equal to dividends paid with respect to a like number of shares of common stock of the Company. Each director can make an election from time to time as to whether to receive dividends in the form of cash payments or in the form of additional deferred shares. A bookkeeping account is maintained for each nonemployee director. Each grant of deferred shares is automatically deferred and credited to the account of the director. The account of a director who elects to receive dividends in the form of additional deferred shares is credited with a number of deferred shares determined by dividing the amount of the dividend by the mean price of a share of Company common stock on the New York Stock Exchange on the dividend payment date. Deferred shares do not entitle a director to vote on any matter to be considered by the Company's shareholders prior to the date of distribution of common stock and are generally not transferable other than upon a director's death.

The Company also offers employees periodic opportunities to purchase shares of its common stock at a discount from the then current market price under its ESPP. As of September 30, 2003, the Company may sell up to 899,401 shares of common stock to its employees under the ESPP. Under the terms of this plan, all employees are eligible to purchase shares at 90 percent of the stock's market price at the date of purchase. The Company sold 12,926 shares, 12,921 shares and 10,373 shares to employees in fiscal 2003, 2002 and 2001, respectively.

The following table summarizes the stock-based employee compensation cost included in reported net income.

(In Thousands) For Fiscal Years Ended September 30,	2003	2002	2001
Stock appreciation rights	$2,693	$(1,718)	$4,631
Director fees paid in stock	878	284	318
Restricted stock awards	1,147	2,401	595
Total stock-based compensation cost included in net income	$4,718	$ 967	$5,544

The following table presents the weighted average option and SARs price and the nonqualified stock options, SARs and RSA activity related to the Company's LTIC and DSOP plans. The options and SARs had a weighted average remaining life of eight years and six years, respectively.

For options outstanding, prices ranged from $31.34 to $41.16. At September 30, 2003, there were 2,406,175 SARs available for future grants. Under options and RSA programs, a total of 1,218,580 shares were available for future grants.

	Weighted Average Option Price	Non-Qualified Stock Options	Weighted Average SAR Price	SARs	RSA
Outstanding at September 30, 2000	$35.38	486,625	$35.64	458,425	62,560
Granted	33.16	285,900	32.62	264,900	50,900
Exercised	35.19	(312,475)	35.24	(312,275)	(20,955)
Forfeited	34.54	(1,500)	34.54	(1,500)	—
Outstanding at September 30, 2001	34.13	458,550	33.99	409,550	92,505
Granted	40.90	550,500	41.16	27,900	50,300
Exercised	33.47	(42,900)	33.15	(52,200)	(63,595)
Forfeited	41.16	(7,600)	—	—	—
Outstanding at September 30, 2002	37.99	958,550	34.63	385,250	79,210
Granted	34.06	426,900	34.03	25,000	46,800
Exercised	33.67	(238,950)	33.09	(210,750)	(30,235)
Forfeited	38.48	(29,500)	—	—	(1,300)
Outstanding at September 30, 2003	37.40	1,117,000	36.17	199,500	94,475

15: Quarterly Financial Data (Unaudited)
Quarterly financial data does not always reveal the trend of business operations due to nonrecurring items and seasonal weather patterns which affect earnings, and related components of net revenues and operating income. Quarterly financial data was as follows:

(In Thousands, Except Per-Share Amounts) Fiscal Quarters	Revenues	Operating Income	Net Income	Diluted Earnings Per Share
2003				
Fourth	$287,302	$ 10,246	$ 1,439	$0.04
Third	398,147	24,421	8,013	0.22
Second	903,833	114,529	63,481	1.77
First	549,111	60,318	31,001	0.87
2002				
Fourth	$235,003	$ 11,217	$ 1,720	$0.05
Third	347,149	11,587	1,336	0.04
Second	522,835	100,766	54,994	1.55
First	377,548	60,839	31,021	0.87

Quarterly earnings-per-share amounts are based on the weighted average common shares outstanding for each quarter and, therefore, the sum of each quarter may not equal the amount computed for the total year.

16: Supplemental Oil and Gas Disclosures (Unaudited)

A. Results of Operations for Exploration and Production Activities

The following table summarizes revenue and direct cost information relating to the Company's oil and gas exploration and production activities. The Company has no long-term agreements to purchase oil or gas production from foreign governments or authorities.

(In Thousands) For Fiscal Years Ended September 30,	2003	2002	2001
Oil and gas production revenues[1]	$106,358	$65,710	$53,988
Operating costs:			
Depreciation, depletion, amortization and impairments	41,700	27,166	22,257
Lease operating expenses	8,125	5,563	4,636
Exploration expense	3,269	981	1,982
Production taxes	9,472	3,078	5,037
Income tax	14,547	5,788	2,475
	77,113	42,576	36,387
Results of operations for producing activities (excluding corporate overhead, general and administrative costs and financing costs)	$ 29,245	$23,134	$17,601
Lease operating expense per Mcfe	$ 0.32	$ 0.29	$ 0.29
Production taxes per Mcfe	$ 0.37	$ 0.16	$ 0.31
Amortization rate per Mcfe[2]	$ 1.62	$ 1.40	$ 1.39

(1) Includes hedge losses of $25.2 million, hedge gains of $9.9 million and hedge losses of $18.7 million for fiscal years 2003, 2002 and 2001, respectively.

(2) Amortization rate per Mcfe reflects only depreciation, depletion and amortization of capitalized costs of proved oil and gas properties.

B. Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

The following table summarizes capitalized costs incurred in oil and gas producing activities.

(In Thousands) For Fiscal Years Ended September 30,	2003	2002	2001
Acquisition of proved properties	$37,587	$10,291	$111,607
Acquisition of unproved properties	6,758	—	8,711
Exploration	4,096	1,725	1,962
Development	49,633	30,471	19,848
Equity investments	—	2,689	3,838
Total	$98,074	$45,176	$145,966

C. Capitalized Costs Relating to Oil and Gas Producing Activities

The following table summarizes capitalized costs and associated accumulated depreciation, depletion and amortization, including impairments, relating to the Company's oil and gas production, exploration and development activities.

(In Thousands) For Fiscal Years Ended September 30,	2003	2002	2001
Proved properties	$376,189	$284,991	$232,572
Unproved properties	13,596	9,578	21,370
Total proved and unproved properties	389,785	294,569	253,942
Accumulated depreciation, depletion, amortization and impairments	(121,404)	(79,658)	(42,813)
Net capitalized costs	$268,381	$214,911	$211,129

D. Costs Not Being Amortized

Following is a summary of costs excluded from the depletion base at September 30, 2003 by year incurred. Other than as noted below, the Company is unable to predict either the timing of the inclusion of these costs and the related natural gas and oil reserves in its depletion computation or their potential future impact on depletion rates.

(In Thousands) For Fiscal Years Ended September 30,	2003	2002	2001	Prior Years	Total
Property acquisition costs	$4,093	$19	$31	$9,453	$13,596
Exploration and development	—	—	—	—	—
Total[1]	$4,093	$19	$31	$9,453	$13,596

(1) The Company will include $8.4 million of these costs in its fiscal 2004 depletion rate computation.

E. Reserve Quantity Information

The Company's proved oil and gas reserve quantities are based on estimates prepared by third-party independent engineering consulting firms in conjunction with the Company's engineers, geologists and geophysicists in accordance with guidelines established by the SEC. The Company's estimates of proved reserve quantities of its properties are prepared by Netherland, Sewell & Associates, Inc., Miller and Lents, Ltd. and Prator Bett, L.L.C. Each year, Peoples Energy Production files estimates of oil and gas reserves with the U.S. Department of Energy on Form EIA-23. These estimates are consistent with the reserve data reported in this Note 16, with the exception that Form EIA-23 includes only gross reserves from properties operated by the Company.

Estimated quantities of proved oil and natural gas reserves and changes in net quantities of proved developed and undeveloped oil and natural gas reserves were as follows:

(In Thousands)	Gas MMcf	Oil MBbls	Gas Equivalent MMcfe[1]
Ending Reserves — September 30, 2001	116,210	2,052	128,523
Extensions, discoveries and other additions	13,276	290	15,017
Production	(16,842)	(417)	(19,343)
Purchases of reserves in place	12,629	196	13,804
Revisions of previous estimates	(3,404)	(20)	(3,524)
Sales of reserves on place	—	—	—
Ending Reserves — September 30, 2002	121,869	2,101	134,477
Extensions, discoveries and other additions	29,412	595	32,984
Production	(22,878)	(487)	(25,798)
Purchases of reserves in place	38,644	243	40,102
Revisions of previous estimates	54	(59)	(308)
Sales of reserves on place	—	—	—
Ending Reserves — September 30, 2003	167,101	2,393	181,457
Proved Developed Reserves			
End of year — September 30, 2001	95,729	1,452	104,441
End of year — September 30, 2002	90,548	1,412	99,020
End of year — September 30, 2003	127,476	1,800	138,276

(1) Oil reserves and production are converted to gas equivalents based on a conversion of six Mcf of gas per barrel of oil.

Oil and natural gas reserves cannot be measured exactly. Estimates of oil and natural gas reserves require extensive judgments of geologic and reservoir engineering data and are generally less precise than other estimates made in connection with financial disclosures.

Proved reserves are those quantities which, upon analysis of geological and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and natural gas reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required.

Assigning monetary values to such estimates, which require extensive judgment, does not reduce the subjectivity and changing nature of such reserve estimates. The uncertainties inherent in the disclosure of oil and gas reserves are compounded by applying additional estimates of the rates and timing of production and the costs that will be incurred in developing and producing the reserves. The information set forth herein is therefore subjective and, since judgments are involved, may not be comparable to estimates submitted by other oil and natural gas producers. In addition, since prices and costs do not remain static and no price or cost escalations or de-escalations have been considered, the results are not necessarily indicative of the estimated fair market value of estimated proved reserves nor of estimated future cash flows.

F. Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves

Future cash inflows are based on year-end cash prices for oil and gas and do not include the effects of hedges. Operating costs, production and ad valorem taxes and future development costs are based on current costs with no escalation.

The following table summarizes unaudited information concerning future net cash flows for oil and gas reserves, net of income tax expense. Income tax expense has been computed using expected future tax rates and giving effects to tax deductions and credits available, under current laws, and which relate to oil and gas producing activities. This information does not purport to present the fair market value of the Company's oil and gas assets, but does present a standardized measure of value disclosure concerning possible future net cash flows that would result under the assumptions used.

(In Thousands) For Fiscal Years Ended September 30,	2003	2002	2001
Future cash flows	$829,863	$486,093	$241,265
Future production and development costs	243,166	128,923	90,495
Future income tax expense	208,077	122,289	47,056
Future net cash flows	378,620	234,881	103,714
Ten percent annual discount for estimated timing of cash flows	141,166	86,283	34,507
Standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves	$237,454	$148,598	$ 69,207

The future net cash flows before income taxes for fiscal 2003, 2002 and 2001 are $586.7 million, $357.2 million and $150.8 million, respectively, and after discounting at 10 percent are $369.2 million, $227.9 million and $101.3 million, respectively.

In the foregoing determination of future cash inflows, sales revenues for gas and oil were based on cash prices at year end. Future costs of developing and producing the proved gas and oil reserves reported at the end of each year shown were based on costs determined at each such year end, assuming the continuation of existing economic conditions. Future income taxes were computed by applying the appropriate year-end or future statutory tax rate to future pretax net cash flows, less the tax basis of the properties involved, and giving effect to tax deductions and permanent differences. Estimates of future liabilities and receivables applicable to oil and gas commodity hedges are not reflected in future cash flows from proved reserves as of the date of the reserve report.

A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved oil, natural gas liquids and gas reserves follows:

(In Thousands) For Fiscal Years Ended September 30,	2003	2002
Beginning of year	$ 148,598	$ 69,207
Revisions of previous estimates		
Changes in prices and costs	83,920	110,705
Changes in quantities	(719)	(6,229)
Additions to proved reserves resulting from extensions, discoveries and improved recovery, less related costs	61,271	31,388
Purchases of reserves in place	74,404	23,417
Previously estimated development costs incurred during the period	15,549	13,384
Changes in estimated future development costs	(4,118)	(13,360)
Sales of reserves in place	—	—
Accretion of discount	22,790	10,135
Sales of oil and gas, net of production costs	(111,288)	(45,068)
Net change in income taxes	(52,485)	(47,155)
Timing and other	(468)	2,174
Net change	88,856	79,391
End of year	$ 237,454	$148,598

Summary of Selected Data and Statistics

For Fiscal Years Ended September 30,	2003	2002	2001
Common Stock Information			
Diluted earnings per share	$ 2.87	$ 2.51	$ 2.74
Cash dividends paid per share	$ 2.11	$ 2.07	$ 2.03
Dividend payout ratio *(percent)*	74	82	74
Book value per share at year-end	$ 23.11	$ 22.74	$ 22.56
Market price (year-end closing)	$ 41.38	$ 33.69	$ 39.76
Price-earnings ratio	14.4	13.4	14.5
Basic average shares outstanding *(thousands)*	36,054	35,454	35,380
Diluted average shares outstanding *(thousands)*	36,193	35,492	35,439
Operating Results *(thousands)*			
Revenues	$2,138,394	$1,482,534	$2,270,218
Equity investment income	$ 17,337	$ 10,796	$ 43,188
Operating income	$ 209,514	$ 184,410	$ 209,885
Net income	$ 103,934	$ 89,071	$ 96,939
Assets at Year-end *(thousands)*			
Net property, plant and equipment	$1,838,173	$1,773,901	$1,742,738
Total assets	$2,928,538	$2,723,647	$2,976,144
Gas Distribution capital spending	$ 81,999	$ 92,648	$ 97,661
Diversified businesses capital spending	$ 103,440	$ 108,047	$ 166,523
Capitalization at Year-end *(thousands)*			
Common equity	$ 847,999	$ 806,324	$ 798,614
Total debt[1]	$ 952,294	$ 931,885	$1,251,762
Total capitalization	$1,592,344	$1,360,338	$1,442,922
Financial Ratios *(percent)*			
Total debt to total debt plus equity[1]	53	54	61
Return on common equity at year-end	12.3	11.0	12.1
Degree days	6,684	5,639	6,713
Percent of normal (6,427, 6,536)[2]	104	88	104
Gas Distribution Deliveries: *(MDth)*			
Sales	154,224	134,237	150,929
Transportation	94,032	90,376	98,286
Total Gas Distribution Deliveries	248,256	224,613	249,215
Gas Distribution Customers: *(average)*			
Sales	948,803	971,224	977,112
Transportation	26,279	20,968	20,150
Total Gas Distribution Customers	975,082	992,192	997,262
Total Retail Energy Services customers (year-end)	18,455	11,388	13,780
Oil & Gas proved reserves (Bcfe)	181.5	134.5	128.5
Average production (MMcfed)	70.7	53.0	43.9
Megawatt capacity	805	805	675

(1) Total debt includes both long-term and short-term debt.

(2) Effective with fiscal 2000, the Company's utilities adopted a new normal degree day calculation that is based on historical activity from 1970 to 1999. Prior years are based on activity from 1960 to 1989.

2000	1999	1998	1997	1996	1995	1994
$ 2.34	$ 2.52	$ 2.25	$ 2.81	$ 2.96	$ 1.78	$ 2.13
$ 1.99	$ 1.95	$ 1.91	$ 1.87	$ 1.83	$ 1.80	$ 1.80
85	77	85	67	62	101	84
$ 21.82	$ 21.57	$ 20.94	$ 20.43	$ 19.48	$ 18.38	$ 18.39
$ 33.39	$ 35.19	$ 36.00	$ 37.69	$ 34.00	$ 27.50	$ 26.25
14.3	14.0	16.0	13.4	11.5	15.4	12.3
35,413	35,477	35,257	35,000	34,942	34,901	34,854
35,417	35,490	35,276	35,026	34,967	34,902	34,855
$1,417,533	$1,194,381	$1,132,728	$1,273,689	$1,198,677	$1,033,401	$1,279,488
$ 17,694	$ 8,874	$ 345	$ (110)	$ 346	$ 152	$ 189
$ 171,372	$ 159,505	$ 158,863	$ 187,382	$ 203,406	$ 137,463	$ 133,509
$ 82,942	$ 89,316	$ 79,394	$ 98,404	$ 103,438	$ 62,154	$ 74,399
$1,634,292	$1,514,412	$1,446,614	$1,402,230	$1,381,079	$1,373,069	$1,341,932
$2,490,870	$2,095,707	$1,904,453	$1,820,805	$1,783,750	$1,822,492	$1,809,286
$ 108,230	$ 130,288	$ 105,776	$ 86,287	$ 92,425	$ 100,172	$ 90,459
$ 135,343	$ 101,402	$ 38,357	$ 11,966	$ —	$ —	$ —
$ 770,260	$ 765,381	$ 741,332	$ 716,499	$ 681,185	$ 641,694	$ 641,378
$ 987,877	$ 650,734	$ 535,904	$ 529,814	$ 529,689	$ 626,774	$ 630,975
$1,189,923	$1,287,115	$1,257,936	$1,243,503	$1,208,249	$1,263,568	$1,267,453
56	46	42	43	44	49	49
10.8	11.7	10.7	13.7	15.2	9.7	11.6
5,650	5,646	5,564	6,806	7,080	5,897	6,701
86	86	85	104	108	90	103
140,791	139,331	142,821	173,198	188,321	157,709	176,407
98,810	105,657	104,689	107,530	112,348	106,352	102,023
239,601	244,988	247,510	280,728	300,669	264,061	278,430
970,924	959,066	957,903	965,279	964,651	961,536	960,343
17,213	23,604	17,934	10,959	11,348	10,934	10,247
988,137	982,670	975,837	976,238	975,999	972,470	970,590
11,649	16,648	19,749	52	—	—	—
67.0	27.0	8.0	—	—	—	—
32.2	11.2	2.4	—	—	—	—
300	—	—	—	—	—	—

Board of Directors

James R. Boris
Chairman, JB Capital Management, LLC
Director since 1999

Mr. Boris, 59, has served on the Board since 1999. Mr. Boris is Chairman of JB Capital Management, LLC, a private investment firm, and is also a Director of Smurfit-Stone Container Corporation and The Chicago Board Options Exchange. He has more than 30 years of experience in the financial services industry, most recently, as Chairman and CEO of EVEREN Securities, Inc. Mr. Boris also has served on the Boards of the Kemper Financial Companies, Inc., PaineWebber, Inc., and Shearson Lehman Brothers, Inc.

William J. Brodsky
Chairman of the Board and Chief Executive Officer, The Chicago Board Options Exchange
Director since 1997

Mr. Brodsky, 59, joined the Board in 1997. Chairman and CEO of The Chicago Board Options Exchange, Mr. Brodsky also serves on the Board of the International Advisory Committee of the Federal Reserve Bank of New York, the Board of Directors of Sustainable Forestry Management Limited, a private company, and the Board of Directors of the Futures Industry Association. During his 35-year career in the securities and futures industries, he has held executive posts at the American Stock Exchange and the Chicago Mercantile Exchange. He is a Trustee of Syracuse University, a Director of Northwestern Memorial HealthCare and serves on the Advisory Committee of the Kellogg School of Management of Northwestern University.

Pastora San Juan Cafferty, Ph.D.
Professor, University of Chicago
Director since 1988

Mrs. Cafferty, 63, has been a Director since 1988. A professor at the University of Chicago for more than 20 years, her distinguished career has encompassed the fields of cultural diversity, social institutions, and community organization and development. Mrs. Cafferty is also a Director of Harris Financial Corporation (formerly Bankmont Financial Corporation), Kimberly-Clark Corporation and Waste Management, Inc. She serves on the Boards of the Lyric Opera of Chicago and Rush University Medical Center.

John W. Higgins
Chairman and Chief Executive Officer
Higgins Development Partners, LLC
Director since 2003

Mr. Higgins, 57, joined the Board in 2003. A 30-year veteran of the real estate development industry, Mr. Higgins is Chairman and CEO of Higgins Development Partners, LLC, a Chicago-based real estate development firm that he founded in 1980. Mr. Higgins also has served in leadership roles for a number of civic, cultural and human welfare organizations throughout Chicago, including Loyola University, Rush University Medical Center, Chicago Development Council and Catholic Charities.

Dipak C. Jain
Dean of Northwestern University's Kellogg School of Management
Director since 2002

Mr. Jain, 46, has served on the Board since 2002. Mr. Jain is Dean of Northwestern University's Kellogg School of Management, where he has been a member of the faculty for more than 15 years. Mr. Jain is also the Sandy & Morton Goldman Professor of Entrepreneurial Studies and, since 1994, a Professor of Marketing. Since 1989, he has been a visiting Professor of Marketing, Sasin Graduate Institute of Business Administration, Chulalongkorn University in Bangkok. Mr. Jain is also a Director of John Deere & Co., United Air Lines, Inc. and Hartmarx Corp.

Michael E. Lavin
Former Midwest Area Managing Partner of KPMG LLP
Director since 2003

Mr. Lavin, 57, became a Director in 2003. A 35-year veteran of the global accounting firm KPMG, Mr. Lavin served as the firm's Midwest Area Managing Partner from 1993 until his retirement in 2003. Mr. Lavin is also a Director of Tellabs, Inc. and is Executive Vice Chair of the Board of the Ravinia Festival Association and a member of the Boards of the Rehabilitation Institute of Chicago and the Economic Club of Chicago.

Homer J. Livingston, Jr.
Chairman of the Board, Evanston Northwestern Healthcare
Director since 1989

Mr. Livingston, 68, serves as Lead Director and has been on the Board since 1989. Mr. Livingston is Chairman of the Board of Evanston Northwestern Healthcare. During a 40-year career in the commercial and investment banking industry, he served as President and CEO of the Chicago Stock Exchange, President and CEO of LaSalle National Bank of Chicago, and as the Trustee of the Southern Pacific Railroad.

Lester H. McKeever
Managing Principal of Washington, Pittman and McKeever, LLC
Director since 1999

Mr. McKeever, 69, joined the Board in 1999. An attorney and Certified Public Accountant, Mr. McKeever is Managing Principal of the accounting and consulting firm Washington, Pittman & McKeever, LLC. Mr. McKeever also is President of Associates Racing Association, and Secretary of Maywood Park Trotting Association. Additionally, he serves as Director of The Lou Holland Trust-Growth Fund and MBIA Insurance Corporation of Illinois. He recently completed a three-year term as Chairman of the Board of Directors of the Federal Reserve Bank of Chicago.

Thomas M. Patrick
Chairman of the Board, President and Chief Executive Officer, Peoples Energy Corporation
Director since 1998

Mr. Patrick, 58, has been a Director since 1998. Currently Chairman, President, and CEO of Peoples Energy Corporation, Mr. Patrick has spent more than 25 years at the Company. Prior to assuming his current responsibilities, he served as President and COO. Mr. Patrick also serves as a Director of Associated Electric and Gas Insurance Services Limited, the Chicago Urban League and the Adler Planetarium.

Richard P. Toft
Non-executive Chairman, Alleghany Asset Management, Inc.
Director since 1988

Mr. Toft, 67, has served on the Board since 1988. He is a Director of Capitol Transamerica Corporation and Underwriters Laboratories, Inc. During his career in investment management and financial services, he served as Chairman and CEO of Alleghany Asset Management, Incorporated, Chairman of the Board of Chicago Title Corporation, and Chairman and CEO of its predecessor company, Chicago Title & Trust Co. He has also served as a Director of The Cologne Life Reinsurance Company, Alleghany Underwriting Holdings, Ltd., Fidelity National Financial, Inc. and Dominion Life Insurance Company.

Arthur R. Velasquez
Chairman, President and Chief Executive Officer, Azteca Foods, Inc.
Director since 1985

Mr. Velasquez, 65, has been on the Board since 1985. He is the founder, Chairman, President, and CEO of Azteca Foods, Inc., one of the largest Mexican food manufacturing companies in the Midwest. He also serves as a Director of LaSalle Bank, and as a Director of the Maryville City of Youth, The Museum of Science and Industry, the Mexican Fine Arts Center Museum, Catholic Charities of Chicago and the Big Shoulders Fund. Mr. Velasquez is a member of the Board of Trustees of the University of Notre Dame.

Committees of the Board

Audit Committee

James R. Boris, Chairman
William J. Brodsky
Pastora San Juan Cafferty
John W. Higgins
Michael E. Lavin
Arthur R. Velasquez
Homer J. Livingston, Jr., ex officio

Compensation Committee

William J. Brodsky, Chairman
James R. Boris
Dipak C. Jain
Michael E. Lavin
Lester H. McKeever
Richard P. Toft
Homer J. Livingston, Jr., ex officio

Nominating-Governance Committee

Pastora San Juan Cafferty, Chairman
John W. Higgins
Dipak C. Jain
Lester H. McKeever
Richard P. Toft
Arthur R. Velasquez
Homer J. Livingston, Jr., ex officio

Peoples Energy Corporation

Thomas M. Patrick
Chairman of the Board, President and Chief Executive Officer

Donald M. Field
Executive Vice President

William E. Morrow
Executive Vice President

Thomas A. Nardi
Senior Vice President and Chief Financial Officer

Katherine A. Donofrio
Senior Vice President

Desiree G. Rogers
Senior Vice President

Denise J. Cooper
Vice President

Gerard T. Fox
Vice President

Peter H. Kauffman
Assistant General Counsel and Secretary

Kevin J. O'Connell
Vice President

Joseph P. Phillips
Vice President

Douglas M. Ruschau
Vice President and Treasurer

Rodrigo A. Sierra
Vice President

Linda M. Kallas
Assistant Vice President and Controller

Judith L. Pokorny
Assistant Vice President and Chief Risk Officer

General Counsel

(Peoples Energy Corporation)

Theodore R. Tetzlaff
Managing Partner
McGuire Woods

Gas Distribution Subsidiaries

(The Peoples Gas Light and Coke Company — North Shore Gas Company)

Thomas M. Patrick
Chairman of the Board and Chief Executive Officer

Donald M. Field
President and Chief Operating Officer

William E. Morrow
Executive Vice President

Thomas A. Nardi
Senior Vice President and Chief Financial Officer

Katherine A. Donofrio
Senior Vice President

Desiree G. Rogers
Senior Vice President

Charles L. Thompson
Senior Vice President

Edward A. Doerk
Vice President - North Shore Gas

Willard S. Evans, Jr.
Vice President - Peoples Gas

Gerard T. Fox
Vice President

Peter H. Kauffman
Assistant General Counsel and Secretary

Douglas M. Ruschau
Vice President and Treasurer

Thomas C. Ziegenfuss
Vice President

Linda M. Kallas
Assistant Vice President and Controller

General Counsel

(The Peoples Gas Light and Coke Company, North Shore Gas Company and certain other subsidiaries of Peoples Energy)

Mark J. McGuire
Partner
McGuire Woods

Diversified Business Subsidiaries

Officers of all Diversified Subsidiaries:

Thomas M. Patrick
Chairman of the Board and Chief Executive Officer

Thomas A. Nardi
Senior Vice President and Chief Financial Officer

Peter H. Kauffman
Assistant General Counsel and Secretary

Douglas M. Ruschau
Vice President and Treasurer

Linda M. Kallas
Assistant Vice President and Controller

Additional Officers of the Diversified Business Subsidiaries:

Peoples Energy Resources

William E. Morrow
President

Curtis R. Cole
Vice President

Timothy J. Hermann
Assistant Vice President

Peoples Energy Services

Ann M. DeBortoli
Assistant Vice President

Peoples Energy Production

Steven W. Nance
President

Paul E. Babcock
Vice President

Clayton A. Carrell
Vice President

Larry L. Parish
Vice President

M. Binney Williamson
Vice President

Corporate Information
Corporate news releases, Forms 10-K and 10-Q, the Annual Report and other information about the Company are available through the Internet at www.PeoplesEnergy.com.

Corporate Headquarters
130 East Randolph Drive
Chicago, IL 60601

Investor Inquiries
Security analysts, portfolio managers and representatives of financial institutions seeking information about the corporation should contact: Mary Ann Wall, Manager of Investor Relations, at 312-240-7534.

Annual Meeting of Shareholders
Peoples Energy's 2004 Annual Meeting of Shareholders will be held Friday, February 27, 2004, at the Harris Trust and Savings Bank in Chicago, Illinois.

Common Stock Listing
Peoples Energy's common stock is listed on the New York, Chicago and Pacific Stock Exchanges. Trading symbol: PGL; NYSE Composite Form: "PeopEn."

Quarterly Common Stock Prices and Dividends Declared Per Common Share

Fiscal Quarters	Stock Price High	Low	Close	Dividends Declared
2003				
Fourth	**$44.30**	**$39.53**	**$41.38**	**$0.53**
Third	**45.25**	**35.16**	**42.89**	**0.53**
Second	**40.35**	**34.93**	**35.77**	**0.53**
First	**38.99**	**31.06**	**38.65**	**0.52**
2002				
Fourth	$37.97	$27.80	$33.69	$0.52
Third	40.45	36.05	36.46	0.52
Second	39.98	35.25	39.38	0.52
First	42.94	35.40	37.93	0.51

Stockholder Information
Shareholders with inquiries relating to stockholder records, stock transfers, changes of ownership, changes of address, dividend payments and direct deposit of quarterly dividends into checking or savings accounts should be directed to Peoples Energy's transfer agent and registrar:

LaSalle Bank N.A.
P.O. Box LL
135/1811
Chicago, IL 60690-9882
1-800-228-6888

Dividends
Peoples Energy and its predecessor companies have paid continuous dividends since 1939.

Payments are usually made on or about the 15th day of January, April, July, and October. You may elect to have your dividends reinvested, receive a check or have your dividends electronically deposited directly into your checking or savings account. You may obtain a direct deposit application by contacting our transfer agent, LaSalle Bank N.A.

Direct Purchase and Investment Plan
You may purchase Peoples Energy common stock directly through this plan without incurring brokerage fees. The plan allows you to make optional cash investments as well as reinvest all or a portion of your dividends. The plan also allows participants to make regular monthly investments by electronic funds transfers from their checking or savings accounts into the Direct Purchase Plan. Contact our transfer agent, LaSalle Bank N.A., for a prospectus describing the plan.

Eliminate Multiple Mailings
If you want to help us reduce costs by eliminating multiple mailings of the Annual Report, contact our transfer agent, LaSalle Bank N.A. Your requests will not affect the distribution of dividend payments or proxy materials, which will continue to be sent to each account.

Peoples Energy
130 East Randolph Drive
Chicago, Illinois 60601

www.PeoplesEnergy.com

PEOPLES
ENERGY®